Exhibit 99.53

Execution Version

UNDERWRITING AGREEMENT

January 22, 2021

Cybin Inc.

100 King Street West, Suite 5600

Toronto, Ontario M5X 1C9

Attention: Doug Drysdale, Chief Executive Officer

Dear Sir:

Canaccord Genuity Corp., ("Canaccord" or the "Lead Underwriter"), as lead underwriter and sole bookrunner, along with Stifel Nicolaus Canada Inc. ("Stifel GMP"), Eight Capital and Bloom Burton Securities Inc. (collectively, the "Underwriters" and each individually, an "Underwriter"), hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 18 below, offer to purchase from Cybin Inc. (the "Corporation"), and the Corporation hereby agrees to issue and sell to the Underwriters, 13,340,000 units of the Corporation (the "Initial Units" and each an "Initial Unit") at a price of $2.25 per Initial Unit (the "Offering Price") for aggregate gross proceeds of $30,015,000. Each Initial Unit will consist of one common share (a "Common Share") in the capital of the Corporation (each such Common Share issued as part of an Initial Unit, a "Unit Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant", and each Warrant underlying the Initial Units, a "Unit Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share (each, a "Warrant Share") at an exercise price of $3.25. The Warrants shall have a term of 36 months from the Closing Date (as defined below). In the event that the volume weighted average trading price of the Common Shares on the Exchange (as defined below), or such other recognized stock exchange as the Underwriters may approve on which the Common Shares are then principally traded, for ten consecutive trading days exceeds $5.00, the Corporation shall have the right to accelerate the expiry date of the Warrants upon not less than 30 trading days' written notice.

The Warrants shall be duly and validly created and issued pursuant to, and governed by, a warrant indenture (the "Warrant Indenture") in a form acceptable to the Lead Underwriter (acting reasonably) to be dated as of the Closing Date between the Corporation and the Transfer Agent (as defined below), in its capacity as warrant agent. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement (as defined below) and the terms of the Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

The Corporation has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at any time, and from time to time, until that date which is 30 days following the Closing Date, to purchase up to an additional 2,001,000 units of the Corporation (the "Over-Allotment Units") at the Offering Price for additional gross proceeds of up to $4,502,250 upon the terms and conditions set forth herein for the purpose of covering over allotments made in connection with the Offering (as defined below) and for market stabilization purposes, if any. Each Over-Allotment Unit shall be comprised of one Common Share (each, an "Over-Allotment Share") and one-half Warrant (each Warrant underlying the Over-Allotment Units, an "Over-Allotment Warrant", and each Common Share issuable upon exercise of an Over-Allotment Warrant, an "Over-Allotment Warrant Share"). The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.

The Initial Units and the Over-Allotment Units are collectively referred to in this Agreement as the "Offered Securities" and the offering of the Offered Securities by the Corporation is referred to in this Agreement as the "Offering".

The Offered Securities shall have the attributes described in and contemplated by the Prospectus (as defined below).

The Underwriters agree that up to an aggregate of 888,888 Initial Units may be allocated to certain (i) insiders, shareholders and affiliates of the Corporation, and (ii) persons who are not institutions or otherwise clients of the Underwriters (collectively, the "President's List Subscribers"), provided that the President's List Subscribers shall be identified by the Corporation to the Underwriters at least three Business Days (defined below) prior to the Closing Date and that the issuances of Initial Units to such President's List Subscribers comply with Applicable Securities Laws (as defined below).

In consideration of the services rendered by the Underwriters in connection with the Offering, the Corporation shall pay to the Underwriters at the Closing Time and any Option Closing Time, as set forth in Section 14, a cash commission equal to: (i) 6% of the aggregate gross proceeds raised from the sale of Offered Securities, other than in respect of gross proceeds from the sale of Offered Securities to President's List Subscribers; plus (ii) 3% of the aggregate gross proceeds raised from the sale of Offered Securities to President's List Subscribers (collectively, the "Underwriting Fee"). As additional compensation for the services provided, the Corporation shall issue to the Underwriters at the Closing Time and any Option Closing Time, in aggregate, that number of compensation warrants (the "Broker Warrants") which is equal to (i) 6% of the aggregate number of Offered Securities sold, other than to President's List Subscribers; plus (ii) 3% of the aggregate number of Offered Securities sold to President's List Subscribers. Each Broker Warrant entitles the holder thereof to acquire one unit of the Corporation (each, a "Broker Unit") comprised of one Common Share (a "Broker Share") and one-half of one Warrant (each whole Warrant, a "Broker Unit Warrant") at an exercise price equal to the Offering Price for a period of 36 months from the Closing Date, pursuant to the terms of the broker warrant certificates (the "Broker Warrant Certificates"). Each Broker Unit Warrant will entitle the holder to purchase one Common Share (a "Broker Unit Share") at an exercise price of $3.25. The Broker Warrants shall have a term of 36 months from the Closing Date.

The Underwriters may arrange for substituted purchasers (the "Substituted Purchasers") for the Offered Securities, where such Substituted Purchasers are resident in the Selling Jurisdictions (as defined below). Each Substituted Purchaser shall purchase the Offered Securities at the Offering Price, and to the extent that Substituted Purchasers purchase Offered Securities, the obligations of the Underwriters to do so will be reduced by the number of Offered Securities purchased by the Substituted Purchasers from the Corporation.

The Underwriters propose to distribute the Offered Securities in each of the provinces of Canada, other than Quebec, pursuant to the Final Prospectus (as defined below) and may also distribute the Offered Securities in the United States (as defined below) or to, or for the account or benefit of, U.S. Persons (as defined below) in transactions that are exempt from the registration requirements of the U.S. Securities Act (as defined below) pursuant to the U.S. Private Placement Memorandum (as defined below), all in the manner contemplated by this Agreement.

Subject to Applicable Law, including Applicable Securities Laws (as defined below) and the terms of this Agreement, the Offered Securities may also be distributed outside of Canada and the United States, in each jurisdiction as mutually agreed to in writing by the Corporation and the Underwriters where they may be lawfully sold by the Underwriters without: (i) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus, registration statement, offering memorandum or document having similar effect; or (ii) creating any ongoing compliance or continuous disclosure obligations for the Corporation pursuant to the laws of such jurisdiction.

The Underwriters shall be entitled to appoint a selling group consisting of other registered dealers in accordance with Applicable Securities Laws for the purposes of arranging for Purchasers of the Offered Securities. Any member of any selling group formed by the Underwriters pursuant to the provisions of this Agreement or with whom any Underwriter has a contractual relationship with respect to the Offering, if any, shall agree with such Underwriter to comply with the covenants and obligations given by the Underwriters herein. The fee payable to any such member of any selling group shall be for the account of the Underwriters.

The Underwriters may offer the Offered Securities at a price less than the Offering Price as described in further detail in Section 18 below, in compliance with Canadian Securities Laws and, specifically, the requirements of NI 44-101 (as defined below) and the disclosure concerning the same contained in the Prospectus, provided that the net proceeds received by the Corporation for the Offered Securities shall not be reduced as a result thereof.

The Underwriters acknowledge that the Broker Warrants and the Broker Unit Warrants may not be exercised in the United States or by, or for the account or benefit of, any U.S. Person or person in the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act. In connection with the issuance of the Broker Warrants, Broker Units, Broker Shares, Broker Unit Warrants and Broker Unit Shares, as the case may be, each Underwriter represents and warrants that (i) it is not a U.S. Person and it is not acquiring and will not be acquiring, as applicable, such securities in the United States, or on behalf of a U.S. Person or a person located in the United States, (ii) this Agreement was executed and delivered outside the United States, and (iii) it is acquiring the Broker Warrants, Broker Units, Broker Shares, Broker Unit Warrants and Broker Unit Share as principal for its own account and not for the benefit of any other person.

TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

Section 1 Definitions and Interpretation

(1)Where used in this Agreement or in any amendment hereto, the following terms have the following meanings, respectively:

"Accredited Investor" means "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

"Adelia" means Adelia Therapeutics Inc., a corporation incorporated under the laws of Delaware;

"Adelia Financial Statements" means the audited financial statement of Adelia for the period from April 16, 2020 to November 30, 2020, together with the notes thereto and the auditor's report thereon as attached to the business acquisition report dated January 22, 2021 in respect of the Adelia Transaction;

"Adelia Transaction" means the acquisition of 100% of the issued and outstanding shares in the capital of Adelia pursuant to a contribution agreement dated December 4, 2020;

"Agreement" means this underwriting agreement, as it may be amended from time to time;

"Applicable Laws" means, in relation to any Person, the Business or the Offering, all applicable laws, statutes, Authorizations, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings, subpoenas, or awards, and conditions of any grant or maintenance of any approval, permission, certification, consent, registration, authority or licence, any applicable federal or provincial pricing policies, and any other requirements of any Governmental Authority, by which such Person is bound or having application to the Business or the Offering and any amendments or supplements to, or replacements and substitutions of, any of the foregoing;

"Applicable Securities Laws" means collectively, Canadian Securities Laws, U.S. Securities Laws, and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

"associate", "affiliate" and "insider" have the respective meanings given to them in the Securities Act;

"Authorizations" means any approval, consent, exemption, ruling, authorization, notice, permit, including an import permit or export permit, or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law, or which is otherwise required under Applicable Law for the Parties to perform their obligations under this Agreement or in relation to a study, including any dealer's licence under the FDR-J, ethical review board approval or other authorization for a study, including authorizations related to medical clinics, authorizations related to pharmacies, authorizations necessary to administer ketamine to patients, section 56 exemptions under the CDSA or other authorizations related to the Business;

"Broker Shares" has the meaning given to it above;

"Broker Warrant Certificate" has the meaning given to it above; "Broker Unit Share" has the meaning given to it above; "Broker Unit Warrant" has the meaning given to it above; "Broker Warrants" has the meaning given to it above;

"Business" means the business of delivery of psilocin, psilocybin, DMT, ketamine, psilocybin analogues, ketamine analogues and a range of tryptamines and phenylethylamines, other restricted drugs or controlled substances, or other drug substances for therapeutic purposes, including the development, formulation and compounding of Drug Products including the above or other drug substances, including in the context of clinical trials, research, development, service delivery or other contexts, and the business of developing, cultivating fungal inputs for, and manufacturing natural health products and the performance of management services, pursuant to a written agreement, for physicians engaged in any of the foregoing activities;

"Business Day" means a day, other than a Saturday, a Sunday or statutory or civic holiday in the City of Toronto, Ontario;

"Canadian Securities Laws" means, collectively, all Applicable Securities Laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions, including the rules and policies of the Exchange;

"CDS" means CDS Clearing and Depository Services Inc.;

"CDSA" means the Controlled Drugs and Substances Act (Canada);

"Clinical Trials" has the meaning ascribed to such term in Section 7(gg) of this Agreement;

"Closing" means the completion of the sale of the Offered Securities and the purchase by the Underwriters of the Offered Securities pursuant to this Agreement;

"Closing Date" means February 4, 2021 or such earlier or later date as may be agreed to in writing by the Corporation and the Lead Underwriter, each acting reasonably, provided that it is not later than 42 days after the date of the receipt for the Final Prospectus;

"Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Lead Underwriter;

"Common Shares" has the meaning given to it above;

"Compensation Securities" means the Broker Warrants, the Broker Units, the Broker Unit Warrants, the Broker Shares and the Broker Unit Shares;

"controlled substance" has the meaning ascribed thereto in section 2(1) of the CDSA;

"Corporation" or "Cybin" means Cybin Inc. (formerly Clarmin Explorations Inc.), a corporation incorporated under the laws of Ontario, and includes any successor corporation to or of the Corporation;

"Corporation's Auditors" means Zeifmans LLP;

"Criminal Code" means the Criminal Code (Canada);

"Cybin Entity" means the Corporation and each Subsidiary;

"distribution" means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

"DMT" means N,N-Dimethyltryptamine;

"Documents Incorporated by Reference" means, without limitation, all financial statements, related management's discussion and analysis, management information circulars, joint information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Prospectus under Applicable Securities Laws;

"Drug Product" means any drug product regulated for sale or use under supervision of a health care practitioners and that includes an active pharmaceutical ingredient that is psilocin, psilocybin, DMT, ketamine, psilocybin analogues, ketamine analogues and a range of tryptamines and phenylethylamines, and other restricted drugs or controlled substances in the jurisdictions in which the Corporation operates;

"Employee Plans" has the meaning ascribed thereto in Section 7(rr) of this Agreement;

"Environmental Laws" means all Applicable Laws relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety, including without limitation relating to the release, threatened release, manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

"Exchange" means the Neo Exchange Inc.;

"FDA" mean the Food and Drugs Act (Canada);

"FDR-C" means part C of the Food and Drugs Regulations (Canada) of the FDA;

"FDR-J" means part J of the Food and Drugs Regulations (Canada) of the CDSA;

"Final Prospectus" means the (final) short form prospectus of the Corporation relating to the Offering, including all of the Documents Incorporated by Reference prepared and to be filed by the Corporation with the Securities Commissions in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering and for which a Final Receipt has been issued;

"Final Receipt" means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

"Financial Statements" means (a) audited financial statements of the Corporation as at and for the years ended July 31, 2020 and 2019, together with the independent auditors' report thereon and the notes thereto; (b) unaudited condensed interim consolidated financial statements of the Corporation for the three months ended October 31, 2020 and 2019, together with the notes thereto; (c) audited financial statements of Cybin Corp. for the period from incorporation on October 22, 2019 to March 31, 2020, together with the independent auditors' report thereon and the notes thereto; and (d) the unaudited condensed interim consolidated financial statements of Cybin Corp. for the three and six months ended September 30, 2020 together with the notes thereto;

"Former Auditors" means Baker Tilly WM LLP;

"Government Official" means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority,

(b)any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any Person described in the foregoing clauses;

"Governmental Authority" means any provincial, territorial or federal, and as applicable in the circumstances, any foreign: (a) government; (b) court, arbitral or other tribunal or governmental or quasi governmental authority of any nature (including any governmental agency, political subdivision, instrumentality, branch, department, official, or entity); (c) body or other instrumentality exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature pertaining to government including Health Canada, the United States Food and Drug Administration and/or Ministry of Health (Jamaica); (d) any formulary body with responsibility for determining listability of a Drug Product on any applicable formulary or for determining the pricing of Drug Products for reimbursement, with jurisdiction to review the pricing of and payment for Drug Products under Applicable Law; (e) any provincial, state, territorial or federal government or review board with jurisdiction over pricing of patented products or with jurisdiction over competition aspects of pricing of products; (f) any provincial, state, territorial or federal government or review board with jurisdiction over protecting and promoting public and animal health through regulation and supervision of therapeutic drug candidates intended for use in humans; or (g) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, and, for certainty, includes the Securities Commissions, the Exchange and the Investment Industry Regulatory Organization of Canada;

"Hazardous Material" means, collectively, (a) any chemicals or other materials or substances which are defined as or included in the definition of "hazardous recyclables," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "contaminants," "pollutants" or words of similar import under any Environmental Law, and (b) any other chemical, contaminant, pollutant, deleterious substance, dangerous good or other material or substance, which is limited or regulated under any Environmental Law;

"Hazardous Substances" has the meaning ascribed to such term in Section 7(kk) of this Agreement;

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board;

"including" means including but not limited to;

"Indemnified Party" or "Indemnified Parties" have the meanings ascribed thereto in Section 13(1) of this Agreement;

"Initial Units" has the meaning given to it above;

"Intellectual Property Rights" means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; (e) plant or fungal varieties, strains or cultivars; and (f) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, registered plant breeders' rights, trademark, industrial design, copyright, Plant Varieties Protection Act registrations and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Law of any jurisdiction in any part of the world;

"IT Systems" has the meaning ascribed to such term in Section 7(jj) of this Agreement;

"ketamine" means 2-(2-chlorophenyl)-2-(methylamino)cyclohexanone;

"knowledge of" (or similar phrases) means the actual knowledge of Doug Drysdale, Eric So and Paul Glavine, after reasonable investigation and due enquiry;

"Leased Premises" means the premises which the Corporation and any Cybin Entity occupy as a tenant, as the case may be, which are material to the Corporation and any Cybin Entity, as the case may be;

"Licences" has the meaning ascribed to such term in Section 7(d) of this Agreement;

"Liens" means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

"marketing materials" has the meaning ascribed thereto in NI 41-101;

"Marketing Materials" means the term sheets in respect of the Offering dated January 18, 2021, and January 19, 2021, as agreed to between the Corporation and Canaccord;

"Material Adverse Effect" means (a) any event, occurrence, state of facts, effect or change on the Corporation and the Subsidiaries or the Business, taken as a whole and as a going concern, that has had or could reasonably be expected to have a material adverse effect or change on the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income, prospects or business operations of the Corporation and its Subsidiaries or the Business, taken as a whole and as a going concern, or (b) any event, occurrence, state of facts, effect or change that would result in any Offering Document containing a misrepresentation;

"material change", "material fact" and "misrepresentation" have the respective meanings ascribed thereto in the Securities Act;

"MI 11-102" means Multilateral Instrument 11-102 – Passport System;

"Money Laundering Laws" has the meaning ascribed to such term in Section 7(ww) of this Agreement;

"NHPR" means the Natural Health Product Regulations (Canada) of the FDA;

"NI 41-101" means National Instrument 41-101 – General Prospectus Requirements;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations;

"NP 11-202" means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

"OBCA" means the Business Corporations Act (Ontario);

"Offered Securities" has the meaning given to it above;

"Offering" has the meaning given to it above;

"Offering Documents" means the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and, if applicable, the U.S. Private Placement Memorandum;

"Offering Price" has the meaning given to it above;

"Option Closing Date" means the date, not earlier than the Closing Date or later than 30 days following the Closing Date, for the closing of the Over-Allotment Option set out in the written notice of exercise of the Over-Allotment Option;

"Option Closing Time" means 8:00 a.m. (Toronto time) on the Option Closing Date or such other time on the Closing Date as may be agreed to by the Corporation and the Lead Underwriter;

"Ordinary Course" means, with respect to an action taken by a Person, that such action is consistent in all material respects with past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person, in each case, as is determined as of the relevant date;

"OSC" means the Ontario Securities Commission;

"Over-Allotment Option" has the meaning given to it above; "Over-Allotment Shares" has the meaning given to it above; "Over-Allotment Units" has the meaning given to it above; "Over-Allotment Warrant Shares" has the meaning given to it above; "Over-Allotment Warrants" has the meaning given to it above;

"Passport System" means the system for review of prospectus filings set out in MI 11-102 and NP 11-202;

"Person" includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

"Personal Data" has the meaning ascribed to such term in Section 7(jj) of this Agreement;

"Plant Varieties Protection Act" means the United States Plant Variety Protection Act of 1970, as amended, and the rules and regulations promulgated thereunder;

"Preliminary Prospectus" means the preliminary short form prospectus of the Corporation dated January 22, 2021, including all of the Documents Incorporated by Reference, prepared and filed by the Corporation in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering;

"Preliminary Receipt" means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

"President's List Subscribers" has the meaning given to it above;

"Principal Regulator" means the Ontario Securities Commission;

"Prior Applications" means (i) Canadian trademark application number 1967184 for CYBIN THERAPEUTICS filed on June 5, 2019 by Thomas Taylor for additives and dried/fresh edible fungi, and (ii) two United States trademark applications: (A) serial number 90355652 with a filing date of December 3, 2020; and (B) serial number 88806973 with a filing date of February 22, 2020, each for CILO CYBIN owned by Gabriel Christiaan Theron, and each for pharmaceuticals, namely, pharmaceuticals for longevity and pain and stress relief containing only cannabis with a delta-9 THC concentration of not more than 0.3% on a dry weight basis and not containing CBD;

"Pro Forma Financial Statements" means (a) the unaudited pro forma condensed consolidated statement of financial position of: (i) Cybin Corp. as at September 30, 2020;

(ii)the Corporation as at October 31, 2020; and (iii) Adelia as at November 30, 2020, and

(b)the unaudited pro forma condensed consolidated statement of loss and comprehensive loss of: (i) Cybin Corp. for the period from incorporation October 22, 2019 to March 31, 2020, plus the six months ended September 30, 2020; (ii) the Corporation for the year ended July 31, 2021, plus the three months ended October 31, 2020, less the three months ended October 31, 2019; and (iii) Adelia for the period from incorporation April 16, 2020 to November 30, 2020, together with the notes thereto as attached to the business acquisition report dated January 22, 2021 in respect of the Adelia Transaction;

"Prospectus" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"provide" in the context of sending or making available marketing materials to a potential investor of Offered Securities has the meaning ascribed thereto under Canadian Securities Laws;

"psilocin" means 3–[2–(dimethylamino)ethyl]–4–hydroxyindole and any salt thereof;

"psilocybin" means 3–[2–(dimethylamino)ethyl]–4–phosphoryloxyindole and any salt thereof;

"Purchasers" means, collectively, each of the purchasers of Offered Securities arranged by the Underwriters, including the Substituted Purchasers, in connection with the Offering, including, if applicable, the Underwriters;

"Qualified Institutional Buyers" means "qualified institutional buyers" as such term is defined in Rule 144A;

"Qualifying Jurisdictions" means each of the provinces of Canada, other than Quebec;

"Registered Plan" has the meaning ascribed to such term in Section 7(u) of this Agreement;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act; "restricted drug" has the meaning ascribed thereto in section J.01.001 of the FDR-J; "Rule 144A" means Rule 144A under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission; "Securities Act" means the Securities Act (Ontario);

"Securities Commissions" means the securities regulatory authority in each of the Qualifying Jurisdictions;

"Securities Laws" means collectively, Canadian Securities Laws, U.S. Securities Laws and all Applicable Securities Laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

"Securities Regulators" means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

"Selling Jurisdictions" means, collectively, each of the Qualifying Jurisdictions and may also include, the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Corporation and the Underwriters;

"subsidiary" or "subsidiaries" has the meaning ascribed thereto in the Securities Act;

"Subsidiary" has the meaning ascribed thereto in Section 7(b) of this Agreement;

"Substituted Purchasers" has the meaning given to it above;

"Supplementary Material" means, collectively, any amendment to the Preliminary Prospectus or the Final Prospectus, and any amendment or supplemental prospectus that may be filed by or on behalf of the Corporation under Canadian Securities Laws relating to the distribution of the Offered Securities;

"template version" has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

"Transaction Documents" means, collectively, this Agreement, the Warrant Indenture, the Broker Warrant Certificates and the certificates, if any, representing the Offered Securities, the Warrant Shares, the Broker Unit Warrants, the Broker Shares and the Broker Unit Shares and any other documents or agreements executed in connection with the transactions contemplated hereunder;

"Transfer Agent" means Odyssey Trust Company;

"Underwriters" has the meaning given to it above;

"Underwriting Fee" has the meaning given to it above;

"Unit" means any Initial Unit or Over–Allotment Unit;

"Unit Share" has the meaning given to it above;

"Unit Warrant" has the meaning given to it above;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Affiliates" means the Underwriters' respective United States registered broker- dealer affiliates;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Person" means a "U.S. Person" as that term is defined in Rule 902(k) of Regulation S;

"U.S. Private Placement Memorandum" means the private placement offering memorandum in the event of an offering of the Offered Securities in the United States, which will include and supplement the Prospectus;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"U.S. Securities Laws" means all applicable securities legislation in the United States, including, without limitation, the U.S. Exchange Act and U.S. Securities Act;

"Warrant" has the meaning given to it above;

"Warrant Indenture" has the meaning given to it above; and

"Warrant Share" has the meaning given to it above.

(2)Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

(3)All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(4)Any reference in this Agreement to $ or to "dollars" shall refer to the lawful currency of Canada, unless otherwise specified.

(5)The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" Subsidiaries

Schedule "B" Compliance with United States Securities Laws (if applicable)

Section 2 Attributes of the Offered Securities.

(1)The Offered Securities to be sold by the Corporation hereunder shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Offering Documents.

(2)The Underwriters severally agree not to offer or sell the Offered Securities in such a manner as to require registration of any of them or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to distribute or offer the Offered Securities only in the Qualifying Jurisdictions and in accordance with all Applicable Securities Laws. However, the Corporation and each Underwriter acknowledge that, in the event of any offer, sale or resale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriters acting through their U.S. Affiliates will (i) offer, sell and resell the Offered Securities only to Qualified Institutional Buyers pursuant to Rule 144A and similar exemptions under applicable U.S. state securities laws, or (ii) will offer and the Corporation will sell to a limited number of Accredited Investors on a Substituted Purchaser basis in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable U.S. state securities laws, and in each case in accordance with Schedule "B" hereto, which terms and conditions are hereby incorporated by reference in and shall form a part of this Agreement, provided that no such action on the part of the Underwriters or their U.S. Affiliates shall in any way oblige the Corporation to register any Offered Securities under the U.S. Securities Act or the securities laws of any state of the United States. Any agreements between the Underwriters and the members of any selling group will contain restrictions which are substantially the same as those contained in this Section 2.

(3)Notwithstanding the foregoing, an Underwriter will not be liable to the Corporation under this section or Schedule "B" with respect to a violation by another Underwriter or its U.S. Affiliate(s) of the provisions of this section or Schedule "B" if the former Underwriter or its U.S. Affiliate, as applicable, is not itself also in violation.

Section 3 Filing of Prospectus.

(1)The Corporation shall:

(a)not later than 11:00 p.m. (Toronto time) on the date hereof, have filed the Preliminary Prospectus pursuant to the Passport System with the Securities Commissions and obtained a Preliminary Receipt not later than 5:00 p.m. (Toronto time) on January 25, 2020;

(b)(i) use commercially reasonable efforts to promptly resolve all comments made and deficiencies raised in respect of the Preliminary Prospectus by the Principal Regulator, and (ii) file the Final Prospectus and obtain a Final Receipt not later than 11:00 p.m. (Toronto time) on February 1, 2021, and otherwise fulfill all legal requirements to qualify the Offered Securities for distribution to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker properly registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters, and to qualify the grant of the Over-Allotment Option; and

(c)until the date on which the distribution of the Offered Securities is completed, promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities for sale to the public and the grant of the Over-Allotment Option to the Underwriters or, in the event that the Offered Securities or the Over-Allotment Option have, for any reason, ceased to so qualify, to again so qualify the Offered Securities and the Over-Allotment Option.

(2)Prior to the filing of the Offering Documents and thereafter, during the period of distribution of the Offered Securities, the Corporation shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form and content of, such documents and shall have allowed the Underwriters to conduct all due diligence investigations (which shall include the attendance of management of the Corporation, the Corporation's Auditors and the Former Auditors at one or more due diligence sessions to be held) which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable them to responsibly execute the certificate required to be executed by them at the end of the Prospectus.

(3)It shall be a condition precedent to (i) the Underwriters' execution of any certificate in any Prospectus, that the Underwriters be satisfied as to the form and substance of the document, and (ii) the delivery of each U.S. Private Placement Memorandum (if applicable) to any purchaser or prospective purchaser in the United States or purchasing for the account or benefit of a U.S. Person, that the Underwriters and their U.S. Affiliates be satisfied as to the form and substance of such document.

Section 4 Deliveries on Filing and Related Matters.

(1)The Corporation shall deliver to each of the Underwriters:

(a)prior to the time of each filing thereof, a copy of the Preliminary Prospectus and the Final Prospectus each manually signed on behalf of the Corporation, by the Persons and in the form signed and certified as required by Canadian Securities Laws;

(b)a copy of the preliminary U.S. Private Placement Memorandum or the final U.S. Private Placement Memorandum, if and as applicable;

(c)prior to the time of filing thereof, a copy of any Supplementary Material, or other document required to be filed with or delivered to, the Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering, including any Document Incorporated by Reference in the Final Prospectus (other than documents already filed publicly with a Securities Commission);

(d)concurrently with the filing of the Final Prospectus with the Securities Commissions, a "long-form" comfort letter of the Corporation's Auditors dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditor within two Business Days of the date of such letter), in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation and the board of directors of the Corporation, with respect to the verification of financial and accounting information and other financial information contained in the Final Prospectus (including all Documents Incorporated by Reference) and matters involving changes or developments since the respective dates as of which specific financial information is given therein which letter shall be in addition to the auditor's consent letter and comfort letter (if any) addressed to the Securities Commissions; and

(e)concurrently with the filing of the Final Prospectus with the Securities Commissions, a "long form" comfort letter of the Former Auditors, dated to the date of the Final Prospectus (with the requisite procedures to be completed by such auditors no later than two Business Days prior to the date of the Final Prospectus) with respect to the financial and accounting information relating to the Corporation addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, containing statements and information of the type ordinarily included in "comfort letters" to underwriters in connection with the Offering.

Unless otherwise advised in writing, such deliveries shall also constitute the Corporation's consent to the Underwriters' use of the Offering Documents in connection with the distribution of the Offered Securities in compliance with this Agreement and Securities Laws.

(2)The Corporation represents and warrants to the Underwriters with respect to the Offering Documents that as at their respective dates of delivery to the Underwriters as set out in Section 4(1) above:

(a)all information and statements in such documents (including information and statements incorporated by reference to the extent they have not been superseded by the information and statements in the Offering Documents) (except information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus) are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Offering and the Offered Securities, as required by Canadian Securities Laws;

(b)no material fact or information in such documents (including information and statements incorporated by reference) (except information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(c)the Prospectus and any Supplementary Material comply in all material respects with the requirements of Canadian Securities Laws.

(3)The Corporation shall cause commercial copies of the Preliminary Prospectus, the Final Prospectus and the U.S. Private Placement Memorandum, as the case may be, to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents as soon as possible after obtaining the Preliminary Receipt or the Final Receipt, as the case may be, but, in any event on or before noon (Toronto time) on the next Business Day (or for delivery locations outside of Toronto, on the second Business Day). Such deliveries shall constitute the consent of the Corporation to the Underwriters' use of the Preliminary Prospectus, the Final Prospectus and the U.S. Private Placement Memorandum for the distribution of the Offered Securities in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws; the offer and sale of the Offered Securities in the United States and to, or for the account or benefit of, U.S. Persons in compliance with the provisions of this Agreement (including, without limitation, Schedule "B" hereto) and U.S. Securities Laws; and the offer and sale of the Offered Securities in such other Selling Jurisdictions agreed to between the Corporation and the Lead Underwriter, in compliance with the provisions of this Agreement and Applicable Securities Laws. The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material and hereby similarly consents to the Underwriters' use thereof. The Corporation shall cause to be provided to the Underwriters, without cost, such number of copies of any Documents Incorporated by Reference as the Underwriters may reasonably request for use in connection with the distribution of the Offered Securities.

(4)Each of the Corporation and the Underwriters have approved the Marketing Materials, including any template version thereof which the Corporation has filed with the Securities Commissions and which is and will be incorporated by reference into the Prospectus, as the case may be. The Corporation and the Underwriters each covenant and agree that during the distribution of the Offered Securities, it will not provide any potential investor of Offered Securities with any marketing materials except for marketing materials that comply with, and have been approved in accordance with, NI 44-101. If requested by the Underwriter, in addition to the Marketing Materials, the Corporation will cooperate, acting reasonably, with the Underwriter in approving any other marketing materials to be used in connection with the Offering.

(5)Subject to compliance with Securities Laws, during the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters prior to issuance, and shall obtain the prior approval of the Underwriters as to the content and form of any press release relating to the Offering prior to issuance, such approval not to be unreasonably withheld or delayed. If required by Securities Laws, any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of Rule 135c under the U.S. Securities Act and any press release announcing or otherwise referring to the Offering disseminated outside the United States shall include (i) an appropriate notation on each page as follows: "Not for distribution to the U.S. news wire services, or dissemination in the United States" and (ii) the following (or similar) disclosure:

"The securities referred to in this news release have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, a "U.S. person" (as such term is defined in Regulation S under the U.S. Securities Act ("U.S. Person")) absent such registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities in the United States or to, or for the account or benefit of, a U.S. Person."

(6)Notwithstanding any provision hereof, nothing in this Agreement will create any obligation of the Corporation to file a registration statement or otherwise register or qualify the Offered Securities for sale or distribution outside of Canada.

Section 5 Material Change.

(1)During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing with full particulars of:

(a)any material change (actual, anticipated, contemplated or threatened) in respect of the Corporation and the Subsidiaries considered on a consolidated basis or any development involving a prospective material change;

(b)any new or any change in a material fact which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and

(c)any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact)

contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Document or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Securities Laws.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws and U.S. Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section 5.

(2)If during the period of distribution of the Offered Securities there shall be any change in Canadian Securities Laws or other laws which results in any requirement to file Supplementary Material, the Corporation will promptly prepare and file such Supplementary Material with the appropriate Securities Commissions where such filing is required, provided that the Corporation shall have allowed the Underwriters and its counsel to participate in the preparation and review of any Supplementary Material.

(3)During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation will notify the Underwriters promptly:

(a)when any supplement to any of the Offering Documents or any Supplementary Material shall have been filed;

(b)of any request by any Securities Commission to amend or supplement the Prospectus or for additional information;

(c)of the suspension of the qualification of the Common Shares, the Warrants or the Over-Allotment Option for offering, sale, issuance, or grant, as applicable, in any jurisdiction, or of any order suspending or preventing the use of the Offering Documents (or any Supplementary Material) or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose; and

(d)of the issuance by any Securities Commission or any stock exchange of any order having the effect of ceasing or suspending the distribution of any securities of the Corporation (including the Offered Securities and the Compensation Securities), or, to the knowledge of the Corporation, of the institution or threatening of any proceeding for any such purpose. The Corporation will use its reasonable efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of any securities of the Corporation (including the Offered Securities and the Compensation Securities) or the trading in the Common Shares and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

Section 6 Regulatory Approvals.

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the distribution of the Offered Securities for offer and sale in the Qualifying Jurisdictions and the grant of the Over-Allotment Option under Canadian Securities Laws and in maintaining such qualifications in effect for so long as required for the distribution of the Offered Securities.

Section 7 Representations and Warranties of the Corporation.

The Corporation represents and warrants to each of the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase of the Offered Securities, that:

(a)Good Standing of the Corporation. The Corporation is a corporation duly formed and validly existing under the OBCA and has all requisite corporate power and authority and is duly qualified and holds or has applied for all necessary material Licences necessary or required to carry on its Business as now conducted and proposed to be conducted in all material respects, to own, lease or operate its properties and assets and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up.

(b)Good Standing of the Subsidiaries. The Corporation's only subsidiaries are listed in Schedule "A" (collectively, the "Subsidiaries"), which schedule is true, complete and accurate in all respects. Each Subsidiary is formed, organized and existing under the laws of the jurisdiction set out in Schedule "A", is current and up to date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets and to conduct its Business as is now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required in all material respects. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation. All of the issued and outstanding shares in the capital of the Subsidiaries owned by the Corporation are owned free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(c)No Investments. The Corporation has no direct or indirect subsidiary or any investment in any Person, other than the Subsidiaries.

(d)Licences. Each Cybin Entity has conducted and is conducting its business in material compliance with all Applicable Laws of each jurisdiction in which it carries on business. Each Cybin Entity holds all material requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on (collectively, "Licences") and all such Licences are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, to the knowledge of the Corporation, no Cybin Entity has received a written notice of non compliance nor does it know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non compliance with any Applicable Laws which would have a Material Adverse Effect. This Offering (including the proposed use of proceeds) will not have any adverse impact on the Licences or require a Cybin Entity, as applicable, to obtain any new licence or consent or approval thereunder.

(e)Governmental Notices. No legal or governmental proceedings or inquiries are pending to which a Cybin Entity is a party or to which the property thereof is subject that would result in the revocation or modification of any Licence that is necessary to conduct the Business now conducted by a Cybin Entity and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to a Cybin Entity or with respect to the properties or assets thereof.

(f)Applicable Laws. The Corporation is not aware of any Applicable Law of any Governmental Authority having lawful jurisdiction over a Cybin Entity presently in force or any publicly disseminated or announced pending or contemplated change to any Applicable Law of any Governmental Authority having lawful jurisdiction over a Cybin Entity presently in force, that the Corporation anticipates a Cybin Entity will be unable to comply with or which could reasonably be expected to materially adversely affect the Business of a Cybin Entity or the business environment or legal environment under which such entity operates.

(g)Absence of Proceedings. There are no material actions, suits, judgments, investigations, inquiries or proceedings of any kind whatsoever outstanding or, to the best of the Corporation's knowledge, pending or threatened against or affecting any Cybin Entity or its directors, officers or employees, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Corporation's knowledge, there is no basis therefor and no Cybin Entity is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which may have a Material Adverse Effect or that would materially adversely affect the ability of the Corporation to perform its obligations under this Agreement, the Warrant Indenture and the Offering Documents.

(h)Absence of Defaults and Conflicts. Neither the Corporation nor any Subsidiary is in violation of its constating documents or, to the knowledge of the Corporation, in default in any material respect in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, licence or other agreement or instrument to which it is a party or by which it or its property or assets may be bound. Each of the execution and delivery of the Transaction Documents and the Offering Documents, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Offered Securities hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Offered Securities and the Compensation Securities, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (A) any Applicable Law, including, without limitation, the OBCA and Applicable Securities Laws; (B) the constating documents, by-laws or resolutions of the directors or shareholders of the Corporation or the Subsidiaries which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation.

(i)No Consents, Approvals etc. At the Closing Time and any Option Closing Time, all Authorizations or filings as may be required to be made or obtained by the Corporation under Canadian Securities Laws necessary for the execution and delivery of the Transaction Documents, and the creation, issuance and sale, as applicable, of the Offered Securities and the Compensation Securities and the securities issuable upon exercise of the Offered Securities and the Compensation Securities, as applicable, and the consummation of the transactions contemplated hereby and thereby will have been made or obtained, as applicable (other than other than customary post closing filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws and the rules of the Exchange).

(j)Common Shares Validly Issued. The Unit Shares and the Over-Allotment Shares, at or prior to the Closing Time and any Option Closing Time, as applicable, and the Warrant Shares, Broker Shares, the Broker Unit Shares and the Over-Allotment Warrant Shares, upon the exercise of the Warrants, the Broker Warrants, the Broker Unit Warrants and the Over-Allotment Warrants, respectively, shall be duly and validly authorized for issuance and sale pursuant to this Agreement or the Warrant Indenture, as applicable, and when issued and delivered by the Corporation, against payment of the consideration therefor, will be validly issued as fully paid and non-assessable Common Shares and will not be issued in violation of any pre- emptive rights or contractual rights to purchase securities issued by the Corporation.

(k)Warrants Validly Issued. The Unit Warrants and the Over-Allotment Warrants, at or prior to the Closing Time and any Option Closing Time, as applicable, will have been duly authorized for issuance and sale in accordance with the terms of the

Warrant Indenture, and the Broker Unit Warrants, upon the exercise of the Broker Warrants, shall be duly and validly authorized for issuance and sale in accordance with the terms of the Warrant Indenture and the maximum number of Common Shares issuable upon due exercise of the Unit Warrants, the Over-Allotment Warrants and the Broker Unit Warrants, as applicable, will have been reserved for issuance upon due exercise of such Warrants in accordance with the terms of the Warrant Indenture.

(l)Forms of Certificates. At the Closing Time and any Option Closing Time, the forms of the certificates representing the Common Shares and Warrants will have been duly approved and adopted by the Corporation and comply in all respects with the applicable requirements of the OBCA and the Exchange.

(m)Broker Warrants Validly Issued. At the Closing Time and any Option Closing Time, the Broker Warrants will have been duly authorized for issuance pursuant to this Agreement.

(n)Valid and Binding Documents. The Corporation has the power and capacity to enter into and perform its obligations under the Transaction Documents and to carry out the transactions contemplated in the Offering Documents. This Agreement is, and at the time of execution of the Warrant Indenture and the Broker Warrant Certificates, such documents will have been, duly authorized, executed and delivered by the Corporation and when executed will be legal, valid and binding obligations of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law.

(o)Corporate Actions. The Corporation has taken, or will have taken prior to the Closing Time, all necessary corporate action, (i) to authorize the execution, delivery and performance of the Transaction Documents, (ii) to authorize the execution and filing, as applicable, of the Offering Documents, (iii) to validly issue and sell the Offered Securities, (iv) to validly reserve for issuance the Warrant Shares, the Over-Allotment Shares, the Over-Allotment Warrant Shares, the Broker Shares and the Broker Unit Shares, (v) to authorize and allot for issuance the Over- Allotment Warrants, (vi) to validly issue the Broker Warrants; (vii) to authorize and allot for issuance the Broker Unit Warrants and (viii) to authorize, reserve and allot for issuance the Warrant Shares, Over-Allotment Warrant Shares, Broker Shares and Broker Unit Shares upon due exercise of the Unit Warrants, Over-Allotment Warrants, Broker Warrants and Broker Unit Warrants, respectively, as fully paid and non-assessable Common Shares.

(p)Voting or Control. The Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting or control of any of the securities of the Corporation.

(q)No Restrictions to Compete. Other than the Licences, no Cybin Entity is affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Cybin Entity to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Cybin Entity.

(r)Share Capital of the Corporation. The authorized capital of the Corporation consists of an unlimited number of Common Shares and preferred shares, of which, as at the date hereof (prior to the completion of the Offering), 131,464,135 Common Shares are issued and outstanding as fully paid and non assessable shares in the capital of the Corporation and no preferred shares are outstanding. Except as disclosed in the Offering Documents, no securities exchangeable or convertible into Common Shares or preferred shares are issued and outstanding as of the date hereof, other than (i) the Over-Allotment Option and (ii) an aggregate of 18,314,052 options to purchase 18,314,052 Common Shares under the Corporation's stock option plan, and (iii) an aggregate of 21,845,084 warrants to purchase 21,845,084 Common Shares. The rights, privileges, restrictions, conditions and other terms attaching to the Common Shares and preferred shares, respectively, conform in all material respects to the description thereof contained in the Offering Documents.

(s)Share Capital of the Cybin Entities. Other than the Corporation, the authorized capital and issued capital of each Cybin Entity is set out in Schedule "A". Except as disclosed in the Offering Documents, there are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any securities or any Cybin Entity.

(t)Warrant Holders. The holders of the Warrants and the Broker Unit Warrants will be entitled to the benefit of the Warrant Indenture (subject to the terms of the Warrant Indenture), and no registration, filing or recording of, or with respect to, the Warrant Indenture is necessary in order to preserve or protect the validity or enforceability of the Warrant Indenture or the Warrants and the Broker Unit Warrants issued under the Warrant Indenture.

(u)Qualified Investments. Provided that the Common Shares continue to be listed and posted for trading on the Exchange, the Unit Shares, the Warrant Shares and the Over-Allotment Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, a registered disability savings plan and tax free savings accounts (each a "Registered Plan"). Provided that the Common Shares continue to be listed and posted for trading on the Exchange and the Corporation is not an annuitant, beneficiary, employer, subscriber or a holder of, a

Registered Plan, as the case may be, and deals at arm's length with each such Person, the Unit Warrants and the Over-Allotment Warrants will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for the Registered Plan.

(v)Registrar and Transfer Agent. The Transfer Agent at its principal office in Toronto, Ontario has been duly appointed as transfer agent and registrar for the Common Shares, and as at the Closing Time, will be duly appointed as warrant agent for the Warrants.

(w)Title to Assets. Other than the Leased Premises, each Cybin Entity is the absolute legal and beneficial owner of all of its material assets, and no other property or assets are necessary for the conduct of its Business as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each Cybin Entity holds its assets (including any interest in, or right to earn an interest in, any Intellectual Property Rights) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such properties and assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Cybin Entities derive the interests thereof in such property are in good standing in all material respects. The Corporation does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Cybin Entities to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Cybin Entity is subject to any right of first refusal or purchase or acquisition right, and, no Cybin Entity has a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property and assets thereof.

(x)Absence of Counterparty Default. To the knowledge of the Corporation, no counterparty to any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which any Cybin Entity is a party is in default in the performance or observance thereof.

(y)Financial Statements. The Corporation's Financial Statements: (i) present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements; (ii) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved; and (iii) do not contain any misrepresentations with respect to the period covered by the Financial Statements.

(z)Pro Forma Financial Statements. The Pro Forma Financial Statements have been prepared and presented in accordance with Canadian Securities Laws, and include all adjustments necessary for a fair presentation, including with respect to the Adelia Financial Statements, and all reconciliations to IFRS as required in order to prepare the Pro Forma Financial Statements in accordance with Canadian Securities Laws. The assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the operating results of the Corporation and Adelia, and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements accurately reflect such assumptions.

(aa)Accounting Controls. Each Cybin Entity maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations,

(ii)transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability,

(iii)access to monies and investments is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(bb)Auditors. The Corporation's Auditors are, and the Former Auditors were during the period covered by their reports, independent with respect to the Corporation in accordance with the rules of professional conduct applicable to auditors in Canada and applicable Canadian Securities Laws, and there has not been any reportable disagreement (within the meaning of NI 51-102) with such auditors with respect to audits of the Corporation.

(cc)Off-Balance Sheet Arrangements and Liabilities. There are no material off balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise.

(dd)Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, the "Taxes") due and payable by the Corporation and the Subsidiaries have been paid. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Corporation, (i) no examination of any tax return of the Corporation or the Subsidiary is currently in progress; and (ii) there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or any Subsidiary in any case.

(ee)Intellectual Property.

(i)Each Cybin Entity owns or possesses the right to use all Intellectual Property Rights necessary for the conduct of the Business, and the Corporation is not aware of any bona fide claim to the contrary or any challenge by any other Person to the rights of the Corporation and the Subsidiaries with respect to the foregoing, other than the Prior Applications. To the knowledge of the Corporation, the Business of the Corporation and that of the Subsidiaries, as now conducted does not infringe the Intellectual Property Rights of any Person. To the knowledge of the Corporation, the Business of the Corporation and that of the Subsidiaries, as currently proposed to be conducted within a two year period from the effective date of this Agreement will not infringe the Intellectual Property Rights of any Person. No bona fide claim has been made against the Corporation or the Subsidiaries alleging the infringement by the Corporation or the Subsidiaries of any Intellectual Property Rights of any Person;

(ii)no Cybin Entity has received any written notice nor is the Corporation aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights or of any facts or circumstances that would render any Intellectual Property Rights invalid or unregistrable and which infringement, conflict (if subject to an unfavourable decision, ruling or finding), invalidity or unregisterability would have a Material Adverse Effect;

(iii)no Cybin Entity has received any written notice with respect to any Intellectual Property Rights asserting that such Intellectual Property Rights are inadequate to protect the interests of each Cybin Entity therein;

(iv)each Cybin Entity has taken or proposes to take commercially reasonable steps to protect its Intellectual Property Rights in those jurisdictions where, in the reasonable opinion of the Corporation, each carries on a sufficient business to justify such filings;

(v)other than the Prior Applications, there are no material restrictions on the ability of any Cybin Entity to use its Intellectual Property Rights in the Ordinary Course of its business. None of the rights of each Cybin Entity in its Intellectual Property Rights will be impaired or affected in any way by the transactions contemplated by this Agreement and by the Offering Documents;

(vi)no Cybin Entity has received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use of any Intellectual Property Rights or suggesting that any other Person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Corporation, is there a reasonable basis for any claim that any Person other than a Cybin Entity has any claim of legal or beneficial ownership or other claim or interest in any Intellectual Property Rights; and

(vii)all registrations of Intellectual Property Rights owned by a Cybin Entity are in good standing and are recorded in the name of a Cybin Entity in the appropriate offices to preserve the rights thereto. All such registrations and applications have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property Rights has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained.

(ff)Compliance with Applicable Law. The Corporation acknowledges that the Business is subject to restrictions, requirements and prohibitions under Applicable Laws in force (including the CDSA, the FDA, the FDR-C, the FDR-J, the Criminal Code, and state, provincial, territorial and municipal laws relating to controlled substances, the Dangerous Drugs Act, the Food & Drugs Act (Jamaica) and the Food and Drugs Regulations, 1975 (Jamaica), any applicable state corporate practice of medicine statues or any applicable anti-money laundering legislation), which may change from time to time. The Corporation and the Subsidiaries are in compliance with and have complied in all material respects with all Applicable Laws, including obtaining all material Authorizations, prior to the Closing Time. All Authorizations issued to date are valid and in full force and effect and neither the Corporation nor any Subsidiary has received any correspondence or notice from the Office of Controlled Substances, other offices of Health Canada, the United States Food and Drug Administration, the Ministry of Health (Jamaica) or any Governmental Authority alleging or asserting non compliance with any Applicable Law or Authorization. Neither the Corporation nor any Subsidiary have received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law including the FDA, the FDR-C, the NHPR, the FDR- J, the Food & Drugs Act (Jamaica) or the Food and Drugs Regulations, 1975 (Jamaica), and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. Neither the Corporation nor any Subsidiary is aware of any non-compliance with any Applicable Law, including the CDSA, the FDA, the FDR-C, the NHPR, the FDR-J, the Criminal Code, the Food & Drugs Act (Jamaica), the Food and Drugs Regulations, 1975 (Jamaica) or any provincial, territorial or municipal legislation that the Corporation or any Subsidiary have reason to believe could result in a Material Adverse Effect.

(gg)Clinical Trials. All clinical, pre-clinical and other studies and tests (collectively, the "Clinical Trials") conducted by or on behalf of the Corporation or any Cybin Entity related to the Business and/or the development of the Drug Products have been conducted, and to the extent they are still pending are currently being conducted, in accordance with accepted medical, scientific and ethical research procedures and all Applicable Laws. The descriptions of the results of the Clinical Trials described or referred to in the Offering Documents are accurate and complete in all material respects and fairly represent the published data derived from the Clinical Trials and neither the Corporation nor any Cybin Entity has knowledge of other studies or tests the results of which are materially inconsistent with or otherwise call into question the results described or referred to in the Offering Documents. Neither the Corporation nor any Cybin Entity has received any notices or written correspondence from any Governmental Authority or applicable regulatory authority with respect to any Clinical Trial requiring the termination or suspension of such Clinical Trial.

(hh)Standard Operating Procedures. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by each Cybin Entity in connection with its Business is being conducted in accordance with industry practices in all material respects and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Business, and all such processes, procedures and practices, required in connection with such activities are or will be in place as necessary at the applicable time in all material respects and are being or will be complied with at the applicable time, in all material respects.

(ii)No Defects. No Cybin Entity has received any notice or communication from any customer or any applicable regulatory authority alleging a defect or claim in respect of any products supplied or sold by a Cybin Entity to a customer except in the Ordinary Course of Business and, to the Corporation's knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications required to be made by a Cybin Entity in respect of any products supplied or sold by a Cybin Entity.

(jj)IT Systems. Each Cybin Entity's information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of each Cybin Entity as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. Each Cybin Entity has implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data ("Personal Data")) used in connection with their businesses, and to the knowledge of the Corporation, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person, nor any incidents under internal review or investigations relating to the same. Each Cybin Entity is presently in compliance with Applicable Law, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data in all material respects and has taken commercially reasonable steps to protect such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. Each Cybin Entity has taken all necessary actions to comply with the Canada's Personal Information Protection and Electronic Documents Act (and all other Applicable Laws and regulations with respect to Personal Data for which any non compliance with same would be reasonably likely to have a Material Adverse Effect).

(kk)Environmental Laws. (i) The Corporation is not in material violation of any Applicable Laws with respect to environmental, health or safety matters (collectively, "Environmental Laws"), including without limitation laws relating to the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance ("Hazardous Substances"); (ii) the Corporation has obtained all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary as at the date hereof for the operation of the businesses carried on by the Corporation and to the knowledge of the Corporation, the Corporation is not in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Corporation threatened, to revoke or limit any Environmental Permit; (iii) the Corporation has not used, distributed, treated, stored, disposed of, transported or handled any Hazardous Substance, except in material compliance with all Environmental Laws and Environmental Permits; (iv) the Corporation has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect; (v) to the knowledge of the Corporation there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation, nor has the Corporation received notice of any of the same; (vi) the Corporation has not received any notice wherein it is alleged or stated that the Corporation is potentially responsible for a federal, provincial, territorial, state, municipal or local clean-up site or corrective action under any Environmental Laws; and (vii) the Corporation has not received any request for information in connection with any federal, provincial, territorial, state, municipal or local inquiries as to disposal sites.

(ll)Non-competition. No current or proposed officer or director of a Cybin Entity, nor to the knowledge of the Corporation, any employee of a Cybin Entity, is subject to any limitations or restrictions on their activities or investments, including any non- competition provisions, that would in any way limit or restrict their involvement with a Cybin Entity or the business affairs of a Cybin Entity as now conducted or presently proposed to be conducted.

(mm)Insurance. The Corporation and the Subsidiaries maintain insurance or where insurance has not yet been obtained, are using commercially reasonable efforts to obtain and maintain insurance, by insurers of recognized financial responsibility, against such losses, risks and damages to the property and assets of the Corporation in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent Persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and the property and assets of the Corporation, are in good standing and in full force and effect in all material respects, and not in default. Each of the Corporation and the Subsidiaries has complied with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder.

(nn)Leased Premises. The Corporation occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which a Cybin Entity occupies the Leased Premises is in good standing and in full force and effect in all material respects. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein and the Offering Documents, will not afford any of the parties to such leases or any other Person the right to terminate such leases or result in any additional or more onerous obligations under such leases.

(oo)Employment Practices. Each Cybin Entity is in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(pp)Employment Standards. To the knowledge of the Corporation, there are no material complaints against the Corporation or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation, which place any material obligation upon the Corporation or the Subsidiaries to do or refrain from doing any act. The Corporation and Subsidiaries are currently in compliance with all workers' compensation, occupational health and safety and similar legislation in all material respects, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers' compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(qq)Collective Bargaining Agreements. Neither the Corporation nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Corporation, no action has been taken or is being contemplated to organize or unionize any other employees of the Corporation or any Subsidiary that would have a Material Adverse Effect.

(rr)Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the "Employee Plans") has been maintained in all material respects with its terms and with the requirements prescribed by any and all Applicable Laws that are applicable to such Employee Plans.

(ss)No Unlawful Contributions. No Cybin Entity, or, to the knowledge of the Corporation, any employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any governmental officer or official in any jurisdiction, or other Person charged with similar public or quasi public duties, other than payments required or permitted by Applicable Laws.

(tt)Minute Books and Records. The minute books and corporate records of each Cybin Entity for the period from incorporation to the date hereof made available to the Underwriters are complete in all material respects, contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of each Cybin Entity to the date hereof not reflected in such corporate records, other than those which are not material to each Cybin Entity, as the case may be.

(uu)Market Data. The statistical, industry and market related data included in the Offered Documents is derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data is consistent with the sources from which it was derived.

(vv)Anti-Bribery Laws. Neither the Corporation nor any Subsidiary nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti bribery or anti corruption laws applicable to the Corporation and the Subsidiaries, including Canada's Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any Government Official, whether directly or through any other Person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person; or (B) to any Person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor the Subsidiaries nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of foregoing, has (x) conducted or initiated any review, audit, or internal investigation that concluded the Corporation, a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (y) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti bribery or anti corruption laws, in each case with respect to any alleged act or omission arising under or relating to non compliance with any such laws, or received any notice, request, or citation from any Person alleging non compliance with any such laws.

(ww)Anti-Money Laundering. The operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, but not limited to the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Corporation and its Subsidiaries, including any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non- Governmental Authority involving the Corporation or its Subsidiaries with respect to the Money Laundering Laws is, to the Corporation's knowledge, pending or threatened.

(xx)No Orders. Neither any Securities Commissions, nor any stock exchange or comparable authority has issued any order preventing or suspending the use of the Preliminary Prospectus, or preventing the suspending the offer, sale or distribution of the Offered Securities or other securities of the Corporation in the manner contemplated herein, if any, nor instituted proceedings for that purpose and no such proceedings are pending or, to the knowledge of the Corporation, contemplated or threatened.

(yy)Reporting Issuer Status. The Corporation is currently a "reporting issuer" in British Columbia, Alberta and Ontario and is not currently in default of any requirement of Canadian Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by the Securities Regulators in British Columbia, Alberta and Ontario.

(zz)Short-Form Eligibility. The Corporation is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Qualifying Jurisdictions and on the date of and upon filing of the Prospectus there will be no documents required to be filed under Canadian Securities Laws in connection with the distribution of the Offered Securities that will not have been filed as required.

(aaa)Prospectus. The information and statements contained in the Prospectus (except information and statements relating solely to the Underwriters and furnished by them in writing specifically for use therein) will, at the time of delivery of the Prospectus: (i) be true and correct in all material respects; (ii) contain no misrepresentation relating to the Corporation and its Subsidiaries or the Offering and will be in compliance with applicable Canadian Securities Laws in all material respects; and (iii) not omit any material fact or information which is necessary to make the statements or information contained therein not misleading in light of the circumstances under which they were made.

(bbb)Forward-Looking Information. The Corporation has a reasonable basis for disclosing any forward-looking or future-oriented financial information contained in the Offering Documents and is not, as at the date hereof, required to update any such forward-looking information pursuant to NI 51-102.

(ccc)Continuous Disclosure Obligations. Except as provided herein, the Corporation is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the Exchange and has filed all documents required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Securities Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation. The Underwriters acknowledge that the Corporation has provided the Underwriters with a copy of a letter dated January 19, 2021 from the OSC with respect to the Corporation in connection with the OSC's continuous disclosure review program.

(ddd)Exchange Compliance. The Corporation is, and will at the Closing Time be, in compliance in all material respects with the by-laws, policies, rules and regulations of the Exchange existing on the date hereof. The outstanding Common Shares will be listed and posted for trading on the Exchange at the Closing Time and neither the Corporation nor the Subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the Exchange. All necessary notices and filings have been made with, and all necessary filings have been made by the Corporation with the Exchange and to ensure that the Unit Shares, Warrant Shares, Over-Allotment Shares, Over- Allotment Warrant Shares, Broker Shares and Broker Unit Shares will be listed and posted for trading on the Exchange upon their issuance other than the filing of certain standard documents with the Exchange, which documents shall be filed as soon as possible after the Closing Date and in any event within any deadline imposed by the Exchange.

(eee)Significant Acquisition. Except as disclosed in the Prospectus, no Cybin Entity has made any significant acquisition, as such term is defined in Part 8 of NI 51-102, in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Prospectus and for which a business acquisition report has not been filed under NI 51-102, the Corporation has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Corporation that have progressed to the state where a reasonable Person would believe that the likelihood of the Corporation completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Final Prospectus.

(fff)Related Parties. Except as disclosed in the Prospectus, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any Person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing Persons or companies (as such terms are defined in the Securities Act), has had any material interest, direct or indirect, in any material transaction with the Corporation since the incorporation of the Corporation, or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and any Subsidiary, on a consolidated basis. Neither the Corporation nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any Person not dealing at "arm's length" (within the meaning of the Income Tax Act (Canada)) with them.

(ggg)No Material Changes. Except as disclosed in the Prospectus, since March 31, 2020

(i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Subsidiaries considered as one enterprise, and (ii) there have been no transactions entered into by the Corporation or the Subsidiaries, other than those in the Ordinary Course of Business, which are material with respect to the Corporation and the Subsidiaries considered as one enterprise.

(hhh)No Dividends. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend, or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or other securities, or agreed to do any of the foregoing. There are no restrictions upon the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation in its constating documents.

(iii)Fees and Commissions. Other than the Underwriters (and their selling group members) pursuant to this Agreement, there is no other Person acting at the request of the Corporation, or to the knowledge of the Corporation, purporting to act, who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(jjj)Due Diligence Session. (i) The responses given by the Corporation and its officers at all oral due diligence sessions conducted by the Underwriters in connection with the Offering, as they relate to matters of fact, have been and shall continue to be true and correct in all material respects as at the time such responses have neem or are given, as the case may be, and such responses taken as a whole have not and shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which such response were given or shall be given, as the case may be; and (ii) where the responses reflect the opinion or view of the Corporation or its officers (including responses or portions of such responses which are forward-looking or otherwise relating to projections, forecasts, or estimates of future performance or results (operating, financial or otherwise)), such opinions or views have been and will be honestly held and believed to be reasonable at the time they are given.

Section 8 Covenants of the Corporation

The Corporation covenants and agrees with the Underwriters, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Securities, as follows:

(1)Prospectus Filing. Promptly after the execution and delivery of this Agreement by the parties hereto, the Corporation shall file under Canadian Securities Laws the Preliminary Prospectus and other documents relating to the proposed distribution of the Offered Securities in the Qualifying Jurisdictions, and the Corporation shall use its commercially reasonable efforts to obtain the Preliminary Receipt from the OSC (as principal regulator) and each of the other Securities Commissions pursuant to the Passport System dated the date hereof.

(2)Final Receipt. The Corporation shall use its commercially reasonable efforts to satisfy all comments with respect to the Preliminary Prospectus as soon as possible after receipt of such comments. The Corporation shall prepare and file under Canadian Securities Laws the Final Prospectus and other documents relating to the proposed distribution of the Offered Securities in the Qualifying Jurisdictions, and the Corporation shall use its commercially reasonable efforts to obtain the Final Receipt from the OSC (as principal regulator) and each of the other Canadian Securities Commissions pursuant to the Passport System dated on or before February 1, 2021.

(3)Notification of Filings. The Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when the Offering Documents have been filed and receipts, as applicable, therefor have been obtained, and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts.

(4)Qualification of Offered Securities. Until the earlier of the date on which the distribution of the Offered Securities is completed or this Agreement is terminated, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities and the Broker Warrants or, in the event that the Offered Securities, Broker Warrants or any of them, have, for any reason, ceased to so qualify, to so qualify again such securities, as applicable, for distribution.

(5)Standstill. The Corporation agrees not to issue any additional equity or quasi-equity securities for a period of 90 days from the Closing of the Offering without prior written consent of the Lead Underwriter (on its own behalf and on behalf of the other Underwriters), such consent not to be unreasonably withheld, delayed or denied except in conjunction with: (a) the Over-Allotment Option, (b) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements, (c) outstanding convertible securities or warrants outstanding at the date hereof, (d) obligations in respect of existing agreements, and (e) the issuance of securities in connection with asset or share acquisitions in the normal course of business, or other strategic, consulting, licensing, joint venture or similar transactions, such consent not to be unreasonably withheld or delayed. The Corporation and the Lead Underwriter acknowledge that Stifel GMP and Eight Capital must also consent in writing to any such issuance occurring prior to February 3, 2021.

(6)Maintain Existence. The Corporation shall use commercially reasonable efforts to remain a corporation validly subsisting under the laws of its jurisdiction of incorporation, licenced, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary, and shall carry on its Business in the Ordinary Course and in compliance in all material respects with all Applicable Laws, rules and regulations of each such jurisdiction for a period of 24 months following the Closing Date, provided that the Corporation shall not be required to comply with this Section 8(6) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a "distributing corporation" (within the meaning of the OBCA);

(7)Maintain Reporting Issuer Status. The Corporation will use its commercially reasonable efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of Canadian Securities Laws in each of British Columbia, Alberta and Ontario, and following the filing of the Final Prospectus in each of the Qualifying Jurisdictions, to the date that is at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation, and further provided that the Corporation shall not be required to comply with this Section 8(6) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a "reporting issuer" (within the meaning of Applicable Securities Laws).

(8)Maintain Stock Exchange Listing. The Corporation will use its commercially reasonable efforts to maintain the listing of the Common Shares (including those issuable pursuant to the Offering) on the Exchange or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, with such approval not to be unreasonably delayed, for a period of at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation, and further provided that the Corporation shall not be required to comply with this Section 8(8) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a "reporting issuer" (within the meaning of applicable Securities Laws).

(9)Exchange Listing. The Corporation will use its commercially reasonable efforts to obtain the listing of the Unit Shares (including any Over-Allotment Shares and Over-Allotment Warrant Shares) and the Broker Shares and Broker Unit Shares on the Exchange or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, prior to the Closing Date.

(10)Validly Issued Shares. The Corporation will, provided it receives payment therefor, ensure that, at the Closing Time, the Unit Shares (including any Over-Allotment Shares) and Warrant Shares (including any Over-Allotment Warrant Shares) have been duly and validly issued as fully paid and non-assessable Common Shares.

(11)Validly Issued Warrants. The Corporation will ensure that, at the Closing Time, the Warrants and, if applicable, the Over-Allotment Warrants, shall be validly created and issued and shall have attributes corresponding in all material respects to the description set forth in the Warrant Indenture.

(12)Validly Issued Broker Warrants. The Corporation will ensure that, at the Closing Time, the Broker Warrants shall be validly created and issued and shall have attributes corresponding in all material respects to the description set forth in the Broker Warrant Certificates.

(13)Reservation of Shares. The Corporation will ensure, at all times following the issue of the Warrants, the Over-Allotment Warrants (if any), the Broker Warrants and the Broker Unit Warrants, until the expiry date thereof, that a sufficient number of applicable Common Shares are allotted and reserved for issuance upon the due exercise of the Warrants, the Over-Allotment Warrants, the Broker Warrants and the Broker Unit Warrants.

(14)Warrant Agent. The Corporation will duly appoint the Transfer Agent as the warrant agent under the Warrant Indenture at or prior to the Closing Time.

(15)Use of Proceeds. The Corporation will use the proceeds of the Offering in the manner specified in the Prospectus under the heading "Use of Proceeds".

(16)Consents and Approvals. The Corporation will have made or obtained, as applicable, using commercially reasonable efforts at or prior to the Closing Time, all consents, approvals, permits, authorizations or filings as may be required by the Corporation under Applicable Securities Laws necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws and the rules of the Exchange.

(17)Closing Conditions. The Corporation will have, at or prior to the Closing Time, fulfilled or caused to be fulfilled, each of the conditions set out in Section 10 hereof.

Section 9 Representations, Warranties and Covenants of the Underwriters

(1)Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation, the following:

(a)Registration. The Underwriters are, and will remain so, until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder;

(b)Authority. The Underwriters have good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(c)Marketing Materials. Other than the Marketing Materials, the Underwriters have not provided any marketing materials to any potential investors in connection with the Offering.

(2)The Underwriters hereby severally, and not jointly, nor jointly and severally, covenant and agree with the Corporation, the following:

(a)Jurisdictions and Offering Price. During the period of distribution of the Offered Securities by or through the Underwriters, the Underwriters will offer and sell Offered Securities to the public only in the Selling Jurisdictions where they may lawfully be offered for sale by such Underwriters upon the terms and conditions set forth in the Prospectus and this Agreement either directly or through other duly registered investment dealers and brokers. The Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where the Final Receipt shall have been obtained following the filing of the Prospectus.

(b)Compliance with Securities Laws. The Underwriters will comply with applicable Securities Laws in connection with the offer and sale and distribution of the Offered Securities.

(c)U.S. Sales. The Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Offered Securities or deliver any Offering Document to purchasers so as to require registration of the Offered Securities or the filing of a prospectus or registration statement with respect to the Offered Securities under

Applicable Securities Laws of any jurisdiction other than the Qualifying Jurisdictions, including without limitation, the United States.

(d)Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Securities as promptly as possible after the Closing Time. The Lead Underwriter will notify the Corporation when the Underwriters have ceased the distribution of the Offered Securities, and, within 30 days after the Closing Date, will provide the Corporation, in writing, with a written breakdown of the number of Offered Securities distributed

(i) in each of the Qualifying Jurisdictions, and (ii) in any other Selling Jurisdictions.

(e)Liability on Default. No Underwriter shall be liable to the Corporation under this Section with respect to a breach or default under this Agreement by another Underwriter.

Section 10 Conditions of Closing

The obligation of the Underwriters under this Agreement to purchase the Offered Securities at the Closing Time and at any Option Closing Time (in the event that the Over-Allotment Option is exercised by the Lead Underwriter) shall be subject to the satisfaction of each of the following conditions (it being understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance of the Corporation, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of them):

(1)the Underwriters receiving favourable legal opinions from Aird & Berlis LLP, counsel to the Corporation (who may provide the opinions of local counsel acceptable to counsel to the Underwriters as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or Transfer Agent of the Corporation), substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:

(a)the Corporation is a corporation existing under the OBCA and has not been dissolved under the OBCA;

(b)the Corporation has the corporate power and corporate capacity under the OBCA and the constating documents of the Corporation to (i) carry on its Business and activities and to own, lease and operate its properties and assets, as described in the Prospectus, (ii) execute and deliver the Transaction Documents and Offering Documents, as applicable, and perform its obligations hereunder and thereunder, (iii) create, offer, issue and sell the Offered Securities, (iv) create, offer, issue and deliver the Compensation Securities, and (v) grant the Over-Allotment Option to the Underwriters;

(c)as to the authorized share capital of the Corporation and that the Prospectus describes, in all material respects, the attributes of the Common Shares, Warrants and preferred shares of the Corporation;

(d)all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Transaction Documents, and the performance by the Corporation of its obligations under the Transaction Documents and the Transaction Documents have been duly authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation, enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to other standard assumptions and qualifications, including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement and the Warrant Indenture may be limited by Applicable Laws;

(e)all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum and any Supplementary Material and the filing of such documents, as applicable, under Canadian Securities Laws;

(f)the execution and delivery of the Transaction Documents and the performance by the Corporation of its obligations thereunder, including the issuance, sale and delivery of the Offered Securities, the issuance and delivery of the Broker Warrants and the grant of the Over-Allotment Option in accordance with the terms of the Transaction Documents, do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under (i) constating documents of the Corporation, (ii) resolutions of the directors or shareholders of the Corporation, or (iii) the OBCA;

(g)the Unit Shares have been validly issued as fully paid and non-assessable Common Shares;

(h)the Unit Warrants have been validly created and issued as warrants of the Corporation;

(i)the Broker Unit Warrants have been authorized and allotted for issuance;

(j)the Broker Warrants have been validly created and issued as warrants of the Corporation;

(k)the Over-Allotment Option has been duly and validly authorized and granted by the Corporation, and the Over-Allotment Shares and Over-Allotment Warrants issuable upon the exercise of the Over-Allotment Option have been duly and validly created, allotted and reserved for issuance by the Corporation and, upon the exercise of the Over-Allotment Option, including receipt by the Corporation of payment in full therefor, the Over-Allotment Shares and Over-Allotment Warrants will be duly and validly created, authorized, issued and outstanding and the Over- Allotment Shares will be fully paid and non-assessable shares;

(l)the Warrant Shares, the Over-Allotment Warrant Shares, the Broker Shares and Broker Unit Shares have been duly and validly authorized, allotted and reserved for issuance, and upon due exercise of the Unit Warrants, the Over-Allotment Warrants, Broker Warrants and Broker Unit Warrants, as applicable, in accordance with their respective terms, the Warrant Shares, the Over-Allotment Warrant Shares, the Broker Shares and the Broker Unit Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(m)all necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits and consents have been obtained by the Corporation under Applicable Securities Laws in order to qualify the distribution of the Offered Securities in the Qualifying Jurisdictions by or through dealers who are duly and properly registered in the appropriate category under the Securities Laws and who have complied with all relevant provisions of such Securities Laws and the terms of their registration;

(n)the issuance of the Warrant Shares and Over-Allotment Warrant Shares issuable upon exercise of the Warrants and the Over-Allotment Warrants, as applicable, will be exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under applicable Canadian Securities Laws to permit such issuance;

(o)the issuance of the Broker Shares and Broker Unit Warrants issuable upon exercise of the Broker Warrants and the Broker Unit Shares issuable upon the exercise of the Broker Unit Warrants will be exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under applicable Canadian Securities Laws to permit such issuance;

(p)the first trade in, or resale of, the Warrant Shares, the Over-Allotment Warrant Shares, the Broker Shares and the Broker Unit Shares is exempt from, or is not subject to, the prospectus requirements of Canadian Securities Laws in the Qualifying Jurisdictions and no filing, proceeding or approval will need to be made, taken or obtained under such laws in connection with any such trade or resale, provided that the trade or resale is not a "control distribution" (as defined in National Instrument 45-102 – Resale of Securities);

(q)the Corporation is a "reporting issuer" under Canadian Securities Laws in each of the Qualifying Jurisdictions and it is not listed as in default of applicable Canadian Securities Laws in any of the Qualifying Jurisdictions which maintain such a list;

(r)the Unit Shares, the Warrant Shares, the Over-Allotment Shares, the Over- Allotment Warrant Shares, the Broker Shares and the Broker Unit Shares have been approved for listing on the Exchange, subject to the Corporation fulfilling all of the requirements of the Exchange, including those set forth in any conditional approval letter of the Exchange;

(s)Odyssey Trust Company has been duly appointed as registrar and transfer agent of the Common Shares and as warrant agent under the Warrant Indenture;

(t)subject to the limitations, qualifications and assumptions set out therein, the statements set forth in the Prospectus under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations", insofar as they purport to describe the provisions of the laws referred to therein, are fair summaries of the matters discussed therein;

(u)the attributes of the Offered Securities and the Compensation Securities conform in all material respects with the description thereof contained in the Final Prospectus; and

(v)the form of Broker Warrant Certificate has been duly approved and adopted by the board of directors of the Corporation and complies in all material respects with the constating documents of the Corporation, in form and substance acceptable to the Underwriters and their counsel, acting reasonably;

(2)the Underwriters receiving legal opinions from counsel to each Subsidiary (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials related to each Subsidiary), in form and substance acceptable to the Underwriters and their counsel, acting reasonably, substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:

(a)such Subsidiaries having been incorporated and existing under the Applicable Laws of their respective jurisdictions of incorporation;

(b)such Subsidiaries having the corporate capacity and power to own and lease their properties and assets and to conduct their Business as currently being conducted;

(c)as to the authorized and issued share capital of such Subsidiaries and to the ownership thereof; and

(d)such Subsidiaries being current with all corporate filings required to be made under their respective jurisdictions of incorporation and all other jurisdictions in which they exist or carry on any material business, and having all necessary licences, leases, permits, authorizations and other approvals necessary to permit them to conduct their respective Business as currently conducted;

(3)if any of the Offered Securities are offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriters shall have received at the Closing

Time a customary and favourable legal opinion from Dorsey & Whitney LLP, special United States counsel to the Corporation, dated the Closing Date in form and substance reasonably satisfactory to the Underwriters to the effect that no registration is required under the U.S. Securities Act in connection with the offer, sale and resale of the Offered Securities, provided, in each case, that such offer, sale and resale and delivery of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons is made in compliance with this Agreement and the terms set out in Schedule "B" hereto and provided further that it is understood that no opinion is expressed as to any subsequent resale of any Offered Securities. In providing the foregoing opinion, such counsel may rely upon the covenants, representation and warranties of the Corporation and the Underwriters set forth in this Agreement and Schedule "B" hereto, and upon the covenants, representation and warranties of any purchasers in the United States;

(4)the Underwriters having received a legal opinion addressed to the Underwriters and their counsel, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from counsel to the Corporation in Jamaica with respect to the applicable regulatory framework in Jamaica regarding the importation, sale and manufacture of Drug Products, including clinical trials related to such Drug Products and nutraceutical based medicines;

(5)the Underwriters having received certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Underwriters, acting reasonably, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to:

(a)the constating documents of the Corporation;

(b)the resolutions of the directors of the Corporation relevant to the Offering Documents, the sale of the Offered Securities, the grant of the Over-Allotment Option, the issuance and delivery of the Compensation Securities and the authorization of this Agreement and the Warrant Indenture and the transactions contemplated herein and therein; and

(c)the incumbency and signatures of signing officers for the Corporation;

(6)the Underwriters receiving certificates of status and/or compliance, where issuable under Applicable Laws, for the Corporation and the Subsidiaries, each dated within one Business Day prior to the Closing Date;

(7)the Underwriters receiving an auditor's "bring down" comfort letter dated the Closing Date from the Corporation's Auditors, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4(1)(d) hereof;

(8)the Underwriters shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date;

(9)the Underwriters receiving an auditor's "bring down" comfort letter dated the Closing Date from the Former Auditors, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4(1)(e) hereof;

(10)the Underwriters receiving a certificate dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer or such other senior officer(s) of the Corporation as may be acceptable to the Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries, that:

(a)the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects as of the Closing Time as if such representations and warranties were made as at the Closing Time, after giving effect to the transactions contemplated hereby;

(b)the Corporation has complied in all material respects with all the covenants and satisfied in all respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(c)no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Securities or any other securities of the Corporation (including the Common Shares and Warrants) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(d)since the respective dates as of which information is given in the Final Prospectus

(A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), or capital of the Corporation on a consolidated basis, and (B) no transaction has been entered into by the Corporation or any Subsidiary which is material to the Corporation on a consolidated basis, other than as disclosed in the Final Prospectus or the Supplementary Material, as the case may be;

(e)there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying with applicable Canadian Securities Laws; and

(f)the Prospectus is true and correct in all material respects and contains no misrepresentation, constitutes full, true and plain disclosure of all material facts relating to the Offered Securities and to the Corporation and its Subsidiaries

considered as a whole and does not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(11)the Underwriters receiving a certificate from Odyssey Trust Company as to the number of Common Shares issued and outstanding as at the end of business on the Business Day prior to the Closing Date;

(12)no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Common Shares, the Warrants or any of the Corporation's issued securities being issued, and no proceeding for such purpose being pending or, to the knowledge of the Corporation, contemplated or threatened by any securities regulatory authority or the Exchange;

(13)the Corporation having delivered to the Underwriters evidence of the approval (or conditional approval) of the listing and posting for trading of the Unit Shares, Over- Allotment Shares, Warrant Shares, Over-Allotment Warrant Shares, Broker Shares and Broker Unit Shares on the Exchange, subject only to satisfaction by the Corporation of standard listing conditions;

(14)the Underwriters and Underwriters' counsel shall have been provided with information and documentation, reasonably requested relating to their due diligence inquiries and investigations and shall not have identified any material adverse changes or misrepresentations or any items materially adversely affecting the Corporation's affairs which exist as of the date hereof but which have not been disseminated to the public in accordance with Applicable Securities Laws;

(15)the Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time;

(16)the Underwriters receiving a duly executed copy of the Warrant Indenture;

(17)the Underwriters receiving duly executed copies of the Broker Warrant Certificates, in form and substance satisfactory to the Underwriters;

(18)the Underwriters not having exercised any rights of termination set forth herein; and

(19)the Underwriters receiving such further certificates and other information as is customary for transactions of this nature as the Underwriters may have reasonably requested within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate or information.

Section 11	Closing

(1)Location of Closing. The Closing will be completed electronically at the Closing Time or at such other place as the Lead Underwriter and the Corporation may agree upon in writing.

(2)Securities. At the Closing Time, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters in Toronto, Ontario, the Offered Securities in electronic form, unless otherwise directed by the Lead Underwriter, and physical copies of the Broker Warrant Certificates, immediately following the receipt of payment to the Corporation by the Underwriters of the aggregate Offering Price for the Offered Securities by wire transfer, net of the Underwriting Fee and expenses of the Underwriters payable by the Corporation as set out in this Agreement.

(3)Settlement. Except for issuances to purchasers that are, or are acting for the account or benefit of, a Person in the United States or a U.S. Person (except Qualified Institutional Buyers) who shall be issued the Offered Securities in a certificated form, the Corporation shall cause the Transfer Agent to issue electronically and register through the non- certificated inventory process, the Units against payment therefor in the manner as set forth above, such electronic issuance being registered in the name of CDS (or in such other name as the Lead Underwriter, on behalf of the Underwriters, may direct); and

(a)Canaccord will create an instant deposit in CDS's automated clearing and settlement system in the aggregate amount of the Units to be purchased through the non-certificated inventory process and shall provide the deposit identification number (the "Deposit ID") to the Transfer Agent prior to the Closing Time to permit the further crediting of the accounts of those participants of CDS acting on behalf of Purchasers of such Units;

(b)the Corporation shall provide an executed treasury direction, dated as of the Closing Date, to the Transfer Agent authorizing and directing the Transfer Agent to issue a non-certificated inventory credit to CDS in the amount equal to the aggregate number of Units to be purchased through the non-certificated inventory process; and

(c)the Corporation shall cause the Transfer Agent to electronically confirm the CDS deposit represented by the Deposit ID.

Section 12 Closing of the Over-Allotment Option

(1)Written Notice of Exercise. The Over-Allotment Option may be exercised for a period of 30 days from and including the Closing Date. Canaccord, on behalf of the Underwriters, shall provide written notice to the Corporation of its election to exercise the Over-Allotment Option, which notice will set forth: (i) the aggregate number of Over-Allotment Units to be purchased; and (ii) the closing date for the Over-Allotment Units, provided that such closing date shall not be less than two Business Days and no more than seven Business Days following the date of such notice, and in any event not later than the 30th day following the Closing Date.

(2)Closing. The purchase and sale of the Over-Allotment Units, if required, shall be completed at such time and place as the Underwriters and the Corporation may agree, and in accordance with Section 12(1) above.

(3)Securities. At the closing of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters the Over-Allotment Units, in electronic or certificated form, registered as directed by the Underwriters, against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Over-Allotment Units being issued and sold by wire transfer or certified cheque, net of the Underwriting Fee (which shall apply mutatis mutandis to the Over-Allotment Units) and any expenses of the Underwriters payable by the Corporation as set out in this Agreement.

(4)Deliveries. The applicable terms, conditions and provisions of this Agreement (including the provisions of Section 10 relating to closing deliveries) shall apply mutatis mutandis to the Closing of the issuance of any Over-Allotment Units pursuant to any exercise of the Over-Allotment Option.

(5)Adjustments. In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Over-Allotment Units issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Section 13 Indemnification and Contribution

(1)The Corporation shall indemnify and hold the Underwriters and/or any of their respective affiliates (hereinafter referred to collectively as the "Indemnified Parties") and the shareholders, partners, directors, officers and employees of the Indemnified Parties (hereinafter referred to as the "Personnel") harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable and documented fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Indemnified Parties and/or the Personnel by any third party other than the Corporation, to which the Indemnified Parties and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties and/or their Personnel or otherwise in connection with the matters referred to in the letter to which this indemnity is attached, including, without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)any information or statement (except information or statements relating solely to and provided in writing by any of the Underwriters expressly for use in the Offering Documents) contained in the Offering Documents, including any Documents Incorporated by Reference therein, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or an untrue statement of a material fact;

(b)any omission or alleged omission to state in the Offering Documents, including any Documents Incorporated by Reference therein, or in any certificate of the Corporation delivered under or pursuant to this Agreement, any fact or information (whether material or not) (except facts relating solely to and provided in writing by any of the Underwriters expressly for use in the Offering Documents) required to be stated in such document or certificate or necessary to make any statement in such document or certificate not misleading in light of the circumstances under which it was made;

(c)any material inaccuracy of any representation or warranty of the Corporation contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(d)any material breach by the Corporation of any covenant to be performed by it contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto or thereto;

(e)the non-compliance or alleged non-compliance by the Corporation with any material requirement of Applicable Securities Laws relating to the sale of the Offered Securities, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(f)any order made or any inquiry, investigation or proceeding (formal or informal) instituted, threatened or announced by any court, securities regulatory authority, stock exchange or other competent authority (except any such proceeding or order based solely upon the activities of any of the Indemnified Parties) or any change of law or the interpretation or administration thereof which operates to prevent or restrict the trading in or the distribution of the Offered Securities, or any securities of the Corporation or any of them in any of the Selling Jurisdictions.

(2)Notwithstanding anything to the contrary contained herein, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non- appealable shall determine that:

(a)the Indemnified Parties or their Personnel have been grossly negligent or have committed any fraudulent or illegal act or wilful misconduct in the course of the performance of professional services rendered to the Corporation by the Indemnified Parties and/or their Personnel or otherwise in connection with the matters referred to in the letter to which this indemnity is attached; and

(b)the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were caused by or resulted from the gross negligence, illegality, fraud or wilful misconduct referred to in (a). For greater certainty, an Indemnified Party's failure to discharge its due diligence defence under securities legislation does not disentitle such Indemnified Party from indemnification.

(3)If for any reason (other than the occurrence of any of the events itemized in (a) and (b) above), the foregoing indemnification is unavailable to the Indemnified Parties and/or the Personnel or insufficient to hold them harmless, then the Corporation shall contribute to the amount paid or payable by the Indemnified Parties and/or the Personnel as a result of such expense, loss, action, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Parties on the other hand from the Offering but also the relative fault of the Corporation on the one hand and the Indemnified Parties on the other hand, as well as any other relevant equitable considerations; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Indemnified Parties as a result of such expense, loss, action, claim, damage or liability, any excess of such amount over the amount of the Underwriting Fee or any portion thereof actually received by the Indemnified Parties hereunder pursuant to this Agreement to which this indemnity is attached.

(4)The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or the Indemnified Parties by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or if any of the foregoing shall investigate the Corporation and/or the Indemnified Parties and/or any Personnel, if the Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Indemnified Parties, the Indemnified Parties shall have the right to employ their own counsel in connection therewith (with only one counsel being employed on behalf of all the Indemnified Parties), and the reasonable and documented fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Parties for time spent by their Personnel in connection therewith) and out-of-pocket expenses incurred by their Personnel in connection therewith shall, subject to the right of indemnity, be paid by the Corporation as they occur.

(5)Promptly after receipt of notice of the commencement of any legal proceeding against the Indemnified Parties or any of their Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Indemnified Parties will notify the Corporation in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Corporation advised of the progress thereof and will discuss with the Corporation all significant actions proposed. The omission to so notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Indemnified Parties except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Corporation would otherwise have under this indemnity had the Indemnified Parties not so delayed in giving or failed to give the notice required hereunder.

(6)The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Corporation notifying the Indemnified Parties in writing of its election to assume the defence and retaining counsel, the Corporation shall not be liable to the Indemnified Parties for any legal expenses subsequently incurred by the Indemnified Parties in connection with such defence. If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Indemnified Parties, will keep the Indemnified Parties advised of the progress thereof and will discuss with the Indemnified Parties all significant actions proposed.

(7)Notwithstanding the foregoing paragraph, the Indemnified Parties shall have the right, at the Corporation's expense, to employ counsel of the Indemnified Parties' choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Corporation; or (ii) the Corporation has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Corporation or the Indemnified Party(ies) has advised the Indemnified Party(ies) that representation of both parties by the same counsel would be inappropriate because there may be legal defences available to the Indemnified Parties which are different from or in addition to those available to the Corporation (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on the Indemnified Parties' behalf) or that there is a conflict of interest between the Corporation and the Indemnified Parties or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Corporation shall not have the right to assume or direct the defence on the Indemnified Parties' behalf). In no event shall the Corporation be required to pay the fees and disbursements of more than one set of counsel in any one jurisdiction for all of the Indemnified Parties in respect of any particular claim or related set of claims.

(8)No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Corporation and the affected Indemnified Parties, such consent not to be unreasonably withheld.

(9)The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Corporation, the Indemnified Parties and any of the Personnel of the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under the Agreement or any termination of this Agreement.

Section 14 Compensation of the Underwriters

At the Closing Time or any Option Closing Time, the Corporation shall:

(a)Pay to the Lead Underwriter, on behalf of the Underwriters, the Underwriting Fee. The Underwriting Fee will be netted out of the gross proceeds of the Offering.

(b)Create and issue to the Underwriters, or as directed by the Underwriters, in the aggregate, a number of Broker Warrants equal to: (i) 6% of the aggregate number of Units sold under the Offering other than to President's List Subscribers; plus (ii) 3% of the aggregate number of Units sold to President's List Subscribers.

Section 15	Expenses

The Corporation will pay all reasonable expenses and fees (plus HST, if applicable) in connection with the Offering, whether completed or not, including, without limitation: (i) all reasonable expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and the filing of the Preliminary Prospectus and the Final Prospectus; (i) the reasonable fees and expenses of the Corporation's legal counsel; (iii) the reasonable fees and expenses of the Underwriters' Canadian legal counsel, subject to a maximum of $125,000 (exclusive of applicable taxes and disbursements); and (iv) all reasonable costs incurred in connection with the preparation of documentation relating to the Offering, excluding those out-of-pocket costs incurred by the Underwriters.

Section 16 All Terms to be Conditions

The Corporation agrees that all terms and conditions set out in this Agreement shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriters in any material respect shall entitle the Underwriters (or any of them) to terminate their obligation to complete the Offering, by written notice to that effect given to the Corporation prior to the Closing Time. The Corporation shall use commercially reasonable efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such conditions without prejudice to the rights of the Underwriters in respect of any such conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

Section 17 Termination by Underwriters in Certain Events

(1)Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)Regulatory Out – (i) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Common Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange, other stock exchange or other competent authority, and has not been rescinded, revoked or withdrawn; or (ii) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation or any of the directors or officers of the Corporation is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange, or any other competent authority or any order has been issued under or pursuant to any statute of Canada or of any province of Canada or of any other jurisdiction, or any other Applicable Law or regulatory authority (unless based solely on the activities or alleged activities of the Underwriters), or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the sole opinion of the Underwriters or any one of them, acting reasonably, the change, announcement, commencement or threatening thereof materially adversely affects the Corporation or materially prevents or restricts the trading in, or materially adversely impacts the distribution of, the Common Shares;

(b)Material Change Out - there should occur any (i) material change (actual, contemplated or threatened) in or affecting the Business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation (including the departure of the Company's CEO or CFO (or Persons in equivalent position)), change of a material fact, or any development that could result in a material change or change of a material fact which, in the sole opinion of the Underwriters, or any one of them, acting reasonably, could reasonably be expected to have a Material Adverse Effect on the Corporation or could reasonably be expected to have a significant effect on the market price or value of the Common Shares or could reasonably be expected to result in Purchasers of Offered Securities exercising their rights under Applicable Securities Laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof; or (ii) the Underwriters, or any one of them, shall become aware of any material information with respect to the Corporation which had not been publicly disclosed and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a Material Adverse Effect on the market price or value of the Common Shares;

(c)Disaster Out - there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident, pandemic (including any material escalation in the severity of the COVID-19 outbreak), natural disaster, public protest, or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or any other occurrence of any nature, which, in the reasonable opinion of the Underwriters (or any one of them), materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the Business, operations or affairs of the Corporation and the Subsidiaries taken as a whole, or the marketability of the Offered Securities;

(d)Breach Out - the Underwriters or any one of them, acting reasonably, determines that the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term, or condition of this Agreement; or

(e)Outside Date - the Corporation has not obtained a Final Receipt qualifying the Offered Securities and the Broker Warrants for distribution in the Qualifying Jurisdictions by February 8, 2021, or such other date as may be agreed to between the Corporation and the Lead Underwriter, on behalf of the Underwriters, acting reasonably.

(2)If this Agreement is terminated by any of the Underwriters pursuant to Section 17(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 13 and Section 15.

(3)The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 17 shall not be binding upon the other Underwriter.

(4)Notwithstanding the foregoing and for the avoidance of doubt, this Agreement may be terminated at any time at or prior to the Closing Time upon the mutual written agreement of the Corporation and Canaccord if the parties hereto decide not to proceed with the Offering.

Section 18 Obligations of the Underwriters to be Several

(1)The obligations of the Underwriters under this Agreement shall be several in all respects and not joint or joint and several. For certainty, the obligations of the Underwriters to purchase the Offered Securities shall be several and not joint or joint and several, and shall be limited to the percentages of the aggregate number of Offered Securities to be purchased set out opposite the names of the Underwriters respectively below. Furthermore, subject to the terms of this Agreement, the parties hereto agree and acknowledge that the Underwriting Fee shall be apportioned as follows:

Canaccord	45%
Stifel GMP	30%
Eight Capital	20%
Bloom Burton Securities Inc.	5.0%

(2)If an Underwriter shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Securities at the Closing Time for any reason whatsoever, including by reason of Section 17 hereof, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Securities which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Securities, the non-defaulting Underwriter elects not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to either (i) proceed with the sale of the Offered Securities (less the defaulted Offered Securities) to the non-defaulting Underwriter; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Section 13 and Section 15 in respect of the non-defaulting Underwriter. If the defaulted Offered Securities do not exceed 10% of the total number of Offered Securities obligated to be purchased under this Agreement, then the non-defaulting Underwriter or Underwriters will be obligated to purchase, on a pro-rata basis (based on the percentages shown above) all, but not less than all of, the defaulted Offered Securities on the terms set out in this Agreement.

(3)Subject to compliance with Canadian Securities Laws, without affecting the firm obligation of the Underwriters to purchase from the Corporation 13,340,000 Initial Units at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable effort to sell all of the Offered Securities at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will not affect the Underwriting Fee to be paid by the Corporation to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation, before deducting expenses of the Offering. The Underwriters will inform the Corporation if the Offering Price is decreased.

Section 19	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

in the case of the Corporation, to:

Cybin Inc.

100 King Street West, Suite 5600

Toronto, Ontario M5X 1C9

Attention: Doug Drysdale

Email: [Redacted – Email Address]

with a copy to (which copy shall not constitute notice hereunder):

Aird & Berlis LLP

181 Bay Street – Suite 180

Toronto, ON M5J 2T9

Attention: Sherri Altshuler

Email: [Redacted – Email Address]

in the case of the Underwriters, to:

Canaccord Genuity Corp.

Brookfield Place

161 Bay Street, Suite 3000

Toronto, ON M5J 2S1

Attention: Graham Saunders

Email: [Redacted – Email Address]

with a copy of any such notice to:

Borden Ladner Gervais LLP

Bay Adelaide Centre

22 Adelaide Street West, Suite 2800

Toronto, ON M5H 4E3

Attention:	Andrew Powers / Cameron A. MacDonald
Email:	[Redacted – Email Address] / [Redacted – Email Address]

The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by email and shall be deemed to have been given when:

(i)in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by email, on the day of transmission.

Section 20	Miscellaneous

(1)Actions of Underwriters. Except with respect to Section 13, Section 17 and Section 18, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by Canaccord, and the Underwriters shall in good faith discuss with each other the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

(2)Successors and Assigns. This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.

(3)Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(4)Time of the Essence. Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(5)Interpretation. The words, "hereunder", "hereof" and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Offered Securities.

(6)Survival. All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive for a period ending on the date that is three years following the Closing Date. Notwithstanding the preceding sentence, Section 13 shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Securities or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of Applicable Laws. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.

(7)Severability. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

(8)Several and Joint. In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

(9)Market Stabilization Activities. In connection with the distribution of the Units, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

(10)No Fiduciary Duty. The Corporation hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Offered Securities. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other Person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Corporation's securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including any opinions or views with respect to the price or market for the Corporation's securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Corporation and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Corporation in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

(11)Authority of the Lead Underwriter. The Lead Underwriter is hereby authorized by each of the other Underwriters to act on its behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with this Agreement or any agreement entered into or approval given by or on behalf of the Underwriters by the Lead Underwriter, except in respect of any consent to a settlement pursuant to Section 13, which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 17, which notice may be given by any of the Underwriters, which shall be exercised by all the non-defaulting Underwriters.

(12)Underwriters' Advice. The Corporation acknowledges and agrees that all written and oral opinions, advice, analyses and materials provided by the Underwriters in connection with this Agreement and their engagement hereunder are intended solely for the Corporation's benefit and the Corporation's internal use only with respect to the Offering and the Corporation agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the Underwriters' prior written consent in each specific instance. Any advice or opinions given by any of the Underwriters hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualifications, and reservations as such Underwriter(s), in its/their sole judgment, deems necessary or prudent in the circumstances. The Underwriters expressly disclaim any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written opinions or advice or materials provided by the Underwriters or any unauthorized reference to any of the Underwriters or this Agreement.

(13)Conflict. The Corporation acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation's interests under this Agreement.

(14)Entire Agreement. Except as agreed to by the parties in writing, this Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering, including the engagement letter dated January 18, 2021, as amended on January 19, 2021. This Agreement may be amended or modified in any respect by written instrument only.

(15)Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

(16)Electronic Copies. Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(17)Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

[Remainder of page intentionally left blank]

If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

CANACCORD GENUITY CORP.

By: (Signed) "Graham Saunders"

Graham Saunders

Vice Chairman, Head of Capital Markets

Origination

STIFEL NICOLAUS CANADA INC.

By: (Signed) "Harris Fricker"

Harris Fricker

President

EIGHT CAPITAL

By: (Signed) "Elizabeth Staltari"

Elizabeth Staltari

Managing Director, Investment Banking

BLOOM BURTON SECURITIES INC.

By: (Signed) "Jolyon Burton"

Jolyon Burton

President and Head of Investment Banking

S-1

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

CYBIN INC.

By: (Signed) "Douglas Drysdale"

Doug Drysdale

Chief Executive Officer

S-2

SCHEDULE "A"

SUBSIDIARIES

Adelia Theraputics Inc.

Adelia is authorized to issue 15,000,000 shares, consisting of 10,000,000 common shares and 5,000,000 preferred shares. As of the date hereof, 5,880,148 common shares are issued and outstanding as fully paid and non-assessable shares.

Cybin Corp.

Cybin Corp. is authorized to issue (a) an unlimited number of common shares; and (b) an unlimited number of preference shares, issuable in series. As of the date hereof, 129,150,354 common shares are issued and outstanding as fully paid and non-assessable shares and no preference shares are issued and outstanding.

Cybin US Holdings Inc.

Cybin US Holdings Inc. is authorized to issue 3,500,000 shares, all of which shares are designated as common stock, of which (i) 500,000 shares shall be shares of Class A common shares and (ii) 3,000,000 shares shall be shares of Class B common shares. As of the date hereof, 73,812.22 Class A common shares and 919,996.1 Class B common shares are issued and outstanding as fully paid and non-assessable shares.

Natures Journey Inc.

The authorized capital of Natures Journey Inc. consists of an unlimited number of common shares and preferred shares. As of the date hereof, 100 common shares are issued and outstanding as fully paid and non-assessable shares and no preferred shares are issued and outstanding.

Serenity Life Sciences Inc.

The authorized capital of Serenity Life Sciences Inc. consists of an unlimited number of common shares and preferred shares. As of the date hereof, 100 common shares are issued and outstanding as fully paid and non-assessable shares and no preferred shares are issued and outstanding.

SCHEDULE "B"

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

(In the event of any U.S. sales)

1.Capitalized terms used in this Schedule "B" and not defined in this Schedule "B" shall have the meanings given in the Underwriting Agreement to which this Schedule "B" is annexed and the following terms shall have the meanings indicated:

"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "B", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of such Offered Securities;

"Foreign Issuer" means a "foreign issuer" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "B", it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States, or (b) a national of any country other than the United States, or (c) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last Business Day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States, and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents,

(ii)more than 50 percent of the assets of the issuer are located in the United States, or

(iii)the business of the issuer is administered principally in the United States;

"General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Offshore Transaction" means "offshore transaction" as defined in Regulation S;

"Selling Firms" means the Underwriters together with other investment dealers and brokers which participate in the offer and sale of the Offered Securities under the terms of this Agreement, including this Schedule "B";

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S; and

"U.S. Purchaser" means any purchaser of the Offered Securities that is, or is acting for the account or benefit of, a Person in the United States or a U.S. Person, or any Person offered the Offered Securities in the United States.

2.The Corporation represents, warrants and covenants to the Underwriters and the U.S. Affiliates that, as of the date of this Agreement, the Closing Time and any Option Closing Time:

(a)the Corporation is a Foreign Issuer, and there is no Substantial U.S. Market Interest with respect to the Offered Securities or any other class of equity securities of the Corporation;

(b)none of the Corporation, its affiliates (as defined in Rule 405 under the U.S. Securities Act) or any Person acting on its or their behalf (except for the Underwriters, their respective U.S. Affiliates and any Person acting on their behalf, as to whom no representation, warranty or covenant is made) (i) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons; (ii) has engaged or will engage in any Directed Selling Efforts, (iii) has taken or will take any action that would cause the exemption afforded by Rule 144A or Section 4(a)(2) of the U.S. Securities Act to be unavailable for offers and resales of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons in accordance with this Schedule "B", or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities in Offshore Transactions in accordance with the Underwriting Agreement, or (iv) has engaged in or will engage in any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act or any action which would constitute a violation of Regulation M under the U.S. Exchange Act with respect to offers or sales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(c)the Offered Securities satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act;

(d)so long as any Offered Securities which have been sold to, or for the account or benefit of, Persons in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is neither exempt from reporting pursuant to Rule 12g3-2(b) of the U.S. Exchange Act nor subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act, the Corporation will furnish to any holder of such Offered Securities and any prospective purchaser of the Offered Securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of such Offered Securities to effect resales under Rule 144A);

(e)except with respect to the offer and sale of the Offered Securities offered under this Agreement, the Corporation has not, within six months before the commencement of the offer and sale of the Offered Securities, and will not within six months after the latest of the Closing Date and any Option Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemptions from registration pursuant to Rule 144A or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable state securities laws or the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Securities;

(f)except with respect to offers and resales of Offered Securities to Qualified Institutional Buyers in reliance upon Rule 144A by the Underwriters through their U.S. Affiliates or offer by the U.S. Affiliates and sale by the Corporation, on a Substituted Purchaser basis, to a limited number of Accredited Investors in reliance upon Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable state securities laws, in each case pursuant to the terms of this Agreement, none of the Corporation, any of its affiliates, or any Person acting on their behalf has made or will make (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, or (ii) any sale of the Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is outside the United States and is not a U.S. Person or the Corporation, its affiliates an any Person acting on their behalf reasonably believe that the purchaser is outside the United States and is not a U.S. Person;

(g)the Corporation is not, and after giving effect to the offer and sale of the Offered Securities and the application of the proceeds as described in the Prospectus, will not be, an "investment company" within the meaning of the United States Investment Company Act of 1940, as amended, registered or required to be registered under such Act;

(h)the Corporation will, within the prescribed time periods after the first sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, prepare and file any forms or notices required under the U.S. Securities Act or any applicable state securities laws in connection with the sale of the Offered Securities;

(i)the Offered Securities, the Unit Shares and the Unit Warrants are not and, as of the Closing Date and the Option Closing Date, as applicable, will not be, and no securities of the same class as the Offered Securities, the Unit Shares or the Unit Warrants are or will be:

(i)listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act;

(ii)quoted in a "U.S. automated inter-dealer quotation system", as such term is used in Rule 144A; or

(iii)convertible or exchangeable at an effective conversion premium or exercise premium (calculated as specified in paragraph (a)(6) and (a)(7) of Rule 144A) of less than 10% for securities so listed or quoted; and

(j)none of the Corporation or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated under the U.S. Exchange Act.

3.It is understood and agreed by the Underwriters that the sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons will be made only by the Underwriters or their respective U.S. Affiliates, acting as agents, pursuant to (i) Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers, in compliance with any applicable state securities laws of the United States and such purchaser shall have made the representations, warranties and agreements set forth in Exhibit I to the U.S. Private Placement Memorandum or (ii) Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable state securities laws to Substituted Purchasers that are Accredited Investors with which it or its U.S. Affiliate or the Corporation has a pre-existing relationship.

4.Each of the Underwriters, severally and not jointly, represents and warrants to the Corporation that, as of the date of this Agreement, the Closing Time and any Option Closing Time:

(a)it acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered or resold in the United States or to, or for the account or benefit of, U.S. Persons, except pursuant to transactions exempt from or not subject to the registration requirements under the U.S. Securities Act and exemptions from registration under applicable state securities laws. In addition, until 40 days after the commencement of the offering of the Offered Securities, an offer or sale of the Offered Securities within the United States or to, or for the account or benefit of, U.S. Persons by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from such registration requirements. Accordingly, it has offered and resold, and will offer and resell, the Offered Securities forming part of its allotment only (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) as provided in paragraphs 4(b) through 4(m) below. None of it, its U.S. Affiliate or any Person acting on its or their behalf, has made or will make (except as permitted in paragraphs 4(b) through 4(m) below): (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities in the United States or to, or for the account or benefit of, any U.S. Person in the United States; or (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or it, its U.S. Affiliate or Persons acting on their behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person. None of it, its U.S.

Affiliate, or any Persons acting on its or their behalf has engaged or will engaged in any Directed Selling Efforts;

(b)it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliate, any U.S. Affiliate of any Selling Firms or with the prior written consent of the Corporation. It shall require each Selling Firm and its U.S. Affiliate to agree, for the benefit of the Corporation, to be bound by and to comply with, and shall use its commercially reasonable efforts to ensure that each Selling Firm and its U.S. Affiliate complies with, the provisions of this Schedule "B" as if such provisions applied to such Selling Firm or affiliate;

(c)all offers and sales of the Offered Securities by it in the United States or to, or for the account or benefit of, U.S. Persons have been and will be effected only by its U.S. Affiliate, and in all such cases in compliance with all applicable United States federal and state laws relating to the registration and conduct of securities brokers and dealers and all applicable state securities laws;

(d)its U.S. Affiliate is, and will be on the date of each offer and sale of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempt therefrom) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.;

(e)immediately prior to soliciting any offerees of Offered Securities in the United States or that are purchasing for the account or benefit of U.S. Persons, the Underwriter, its U.S. Affiliate and any Person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree solicited by it was a Qualified Institutional Buyer or Accredited Investor with which it (or the Corporation) has a pre-existing relationship, and at the time of completion of each sale of Offered Securities in the United States or to, or for the account or benefit of, such U.S. Person, the Underwriter, its U.S. Affiliate, and any Person acting on its or their behalf will have reasonable ground to believe and will believe, that each purchaser thereof is a Qualified Institutional Buyer or Accredited Investor;

(f)any sales of Offered Securities made to Substituted Purchasers in the United States or to, or for the account or benefit of, U.S. Persons will be made directly by the Corporation to Accredited Investors purchasing as Substituted Purchasers, and the Underwriters and its U.S. Affiliate shall act in the capacity as placement agent for such sales;

(g)it has not solicited, offered, or offered to sell, and will not solicit offers for, or offer to sell, either directly or through a U.S. Affiliate, the Offered Securities in the United States by means of any form of General Solicitation or General Advertising;

(h)each offeree of Offered Securities solicited by it that is, or is acting for the account or benefit of, a U.S. Person shall be provided with a copy of the U.S. Private Placement Memorandum and each purchaser of Offered Securities from it that is, or is acting for the account or benefit of, a U.S. Person shall be provided, prior to the time of its purchase of any Offered Securities, with a copy of the final U.S. Private Placement Memorandum and no other written material will be used in connection with the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(i)at least one Business Day prior to the time of delivery, the Corporation and its Transfer Agent will be provided with a list of all purchasers of the Offered Securities in the United States or purchasing for the account or benefit of, U.S. Persons solicited by it;

(j)prior to any sale of Offered Securities to a U.S. Purchaser, it shall cause each such U.S. Purchaser that is (i) a Qualified Institutional Buyer purchasing such Offered Securities pursuant to Rule 144A to execute a Qualified Institutional Buyer Letter in the form attached as Exhibit I to the final U.S. Private Placement Memorandum, or (ii) an Accredited Investor purchasing such Offered Securities pursuant to Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable state securities laws to execute a subscription agreement for Accredited Investors in the form attached as Exhibit II to the final U.S. Private Placement Memorandum;

(k)at the Closing, each Underwriter (together with its U.S. Affiliate) that participated in the offer of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, will provide a certificate, substantially in the form of Appendix I to this Schedule "B", relating to the manner of the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, or will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(l)it will inform, and will cause its U.S. Affiliate to inform, all purchasers of the Offered Securities in the United States or purchasing for the account or benefit of, U.S. Persons that by delivery of the U.S. Private Placement Memorandum the Offered Securities have not been and will not be registered under the U.S. Securities Act and are "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act and are being offered and sold to them without registration under the U.S. Securities Act in reliance upon an exemption from such registration pursuant to Rule 144A; and

(m)none of it, any of its affiliates (including but not limited to its U.S. Affiliate) or any Person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

APPENDIX I TO SCHEDULE "B"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States or to, or for the account or benefit of, U.S. Persons of Offered Securities of Cybin Inc. (the "Corporation") pursuant to the underwriting agreement dated January 22, 2021, between the Corporation and the Underwriters named in the underwriting agreement (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

(a)the U.S. Affiliate is a duly registered broker or dealer with the United States Securities and Exchange Commission, and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date of this certificate and on the date of each offer and resale of Offered Securities made by it, and all offers and resales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons have been effected by the U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements;

(b)each purchaser of Offered Securities that is, or is acting for the account or benefit of, a U.S. Person or a Person in the United States solicited by us was, prior to the sale of Offered Securities to such purchaser, provided with a copy of the final U.S. Private Placement Memorandum, and we and our U.S. Affiliates have not used and will not use any written material other than the U.S. Private Placement Memorandum in connection with the offering of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(c)immediately prior to our transmitting the U.S. Private Placement Memorandum to offerees of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons we had reasonable grounds to believe, and did believe, that each offeree was either: (i) a Qualified Institutional Buyer with whom we have a pre- existing relationship, and on the date of this certificate we continue to believe that each such purchaser of the Offered Securities purchasing from us through our U.S. Affiliate is a Qualified Institutional Buyer, or (ii) an Accredited Investor with whom we or the Corporation have a pre-existing relationship, and on the date of this certificate we continue to believe that each such purchaser of the Offered Securities who were offered the Offered Securities by our U.S. Affiliate and sold the Offered Securities by the Corporation on a Substituted Purchaser basis is an Accredited Investor;

(d)in connection with each sale of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons that are Qualified Institutional Buyers or Accredited Investors solicited by us, we caused each such U.S. Purchaser to execute and deliver a Qualified Institutional Buyer Letter in the form of Exhibit I attached to the final U.S. Private Placement Memorandum or a subscription agreement for Accredited Investors in the form of Exhibit II attached to the final U.S. Private Placement Memorandum, as applicable;

(e)no Directed Selling Efforts were engaged in by us with respect to the offer or sale of the Offered Securities by us;

(f)neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of General Solicitation or General Advertising;

(g)neither we, any of our affiliates or any person acting on any of our or their behalf have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities; and

(h)the offering of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons has been conducted by us in accordance with the Underwriting Agreement, including Schedule "B" to the Underwriting Agreement.

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Capitalized terms used in this certificate and not defined in this certificate have the meanings ascribed thereto in the Underwriting Agreement (including the Schedule "B" to the Underwriting Agreement).

DATED the	day of	, 2021.
[UNDERWRITER]	[U.S. AFFILIATE]
By:	By:

Name:	Name:
Title:	Title: